     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996
                                                       REGISTRATION NO. 333-

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                                DTM CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          TEXAS                      3559                     74-248705
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------
                              1611 HEADWAY CIRCLE
                                  BUILDING 2
                              AUSTIN, TEXAS 78754
                                (512) 339-2922
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                            MR. GREGORY A. LOGWINUK
                              1611 HEADWAY CIRCLE
                                  BUILDING 2
                              AUSTIN, TEXAS 78754
                                (512) 339-2922
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:

     SONJA M. HALLER           DEREK R. MCCLAIN             JOHN T. KIPP
THE B.F.GOODRICH COMPANY    VINSON & ELKINS L.L.P.     GARDERE & WYNNE, L.L.P.
  3925 EMBASSY PARKWAY     3700 TRAMMELL CROW CENTER       1601 ELM STREET
 AKRON, OHIO 44333-1799        2001 ROSS AVENUE              SUITE 3000
     (330) 374-4190        DALLAS, TEXAS 75201-2975   DALLAS, TEXAS 75201-4761
                                (214) 220-7700             (214) 999-3000

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

                               ----------------
  If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                      CALCULATION OF THE REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                                       PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT        MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE         TO BE     OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED        REGISTERED(1)  PER SHARE(2)   PRICE(2)       FEE
- ------------------------------------------------------------------------------
Common Stock, par value
 $.0003 per share......    2,891,100       $13.00     $37,584,300   $12,961

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 377,100 shares which the underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                 SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS
                       OF FORM S-1 REGISTRATION STATEMENT

  ITEM AND CAPTION IN FORM S-1           CAPTION OR LOCATION IN PROSPECTUS
  ----------------------------           ---------------------------------
 1. Forepart of Registration
    Statement and Outside Front
    Cover Page of Prospectus....  Facing Page; Outside Front Cover Page of
                                  Prospectus.
 2. Inside Front and Outside
    Back Cover Pages of
    Prospectus..................  Inside Front and Outside Back Cover Pages of
                                  Prospectus; Additional Information.
 3. Summary Information, Risk
    Factors and Ratio of
    Earnings to Fixed Charges...  Prospectus Summary; Risk Factors.
 4. Use of Proceeds.............  Prospectus Summary; Use of Proceeds;
                                  Capitalization; Management's Discussion and
                                  Analysis of Financial Condition and Results of
                                  Operations.
 5. Determination of Offering
    Price.......................  Outside Front Cover Page of Prospectus;
                                  Underwriting.
 6. Dilution....................  Risk Factors; Dilution.
 7. Selling Security Holders....  Principal and Selling Shareholders.
 8. Plan of Distribution........  Outside Front Cover Page of Prospectus;
                                  Underwriting.
 9. Description of Securities to
    be Registered...............  Description of Capital Stock.
10. Interest of Named Experts
    and Counsel.................  Not Applicable.
11. Information with Respect to
    the Registrant..............  Prospectus Summary; The Company; Dividend
                                  Policy; Capitalization; Selected Consolidated
                                  Financial Data; Management's Discussion and
                                  Analysis of Financial Condition and Results of
                                  Operations; Business; Management; Certain
                                  Transactions; Principal and Selling
                                  Shareholders; Description of Capital Stock;
                                  Shares Eligible for Future Sale; Consolidated
                                  Financial Statements.
12. Disclosure of Commission
    Position on Indemnification
    for Securities Act
    Liabilities.................  Not Applicable.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 21, 1996

                                2,514,000 SHARES

                                DTM CORPORATION

                                  COMMON STOCK

                                  -----------

  Of the 2,514,000 shares of DTM Corporation common stock (the "Common Stock") offered hereby (the "Offering"), 1,330,000 shares are being sold by DTM Corporation (the "Company" or "DTM") and 780,000 shares and 404,000 shares are being sold by The B.F.Goodrich Company ("BFGoodrich") and DTM Holdings Ltd., respectively, as selling shareholders (the "Selling Shareholders"). The Company will receive no proceeds from Common Stock sold by the Selling Shareholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the Offering price of Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to factors considered in determining the Offering price. The Company has made application for quotation and trading of the Common Stock on the Nasdaq National Market under the symbol "DTMC."

  SEE "RISK FACTORS" BEGINNING AT PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                   PROCEEDS TO
                               PRICE TO UNDERWRITING PROCEEDS TO     SELLING
                                PUBLIC  DISCOUNT(1)  COMPANY(2)  SHAREHOLDERS(2)
- --------------------------------------------------------------------------------
Per Share....................    $          $           $             $
- --------------------------------------------------------------------------------
Total(3).....................    $          $           $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering to be paid by the Company and the
    Selling Shareholders, estimated at $     and $   , respectively.
(3) The Company and BFGoodrich have granted the Underwriters a 30-day option to purchase up to 377,100 additional shares of Common Stock at the Price to Public per share less the Underwriting Discount solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Shareholders will be $   , $   , $    and $   , respectively. See
    "Underwriting."

                                  -----------

  The Common Stock is offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders, in whole or in part. It is expected that delivery of the shares
of Common Stock will be made on or about       , 1996.

A.G. EDWARDS & SONS, INC.                         LADENBURG, THALMANN & CO. INC.

                  The date of this Prospectus is       , 1996.

Inside the front cover is a photograph of a SINTERSTATION 2000 System. Below the photograph to the left is the DTM logo and the following text:

"Rapid Prototyping is the creation of a solid three-dimensional model or prototype directly from three-dimensional computer aided design data. DTM's SLS Systems significantly reduce the time required to produce models and prototypes for testing actual product fit and form, ergonomic design and functionality. From aerospace to consumer electronics and automobiles to appliances - companies around the world use DTM SINTERSTATION 2000 Systems to accelerate the design, development and market introduction of their new products."

The SINTERSTATION 2000 System logo appears to the right of the above text.

Next appears the following stabilization language:

"IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME."

On the left page of the two-page gate-fold is the following text and photographs:

"The DTM Rapid Prototyping Solution

DTM believes that its SLS Systems have distinct advantages relative to competing rapid prototyping technologies. Key differentiators include:

 .  The ability to create strong and durable functional plastic prototypes
 .  The RapidTool process can produce metal mold inserts from metal powder
 .  The SLS System processes multiple powdered materials for a wide range of applications
 .  Selective laser sintering technology can be expanded to include new powdered materials and applications
 .  Productivity can be increased by building many parts at the same time

Building Prototypes with the DTM SINTERSTATION 2000 System

Briefly, the selective laser sintering process creates three-dimensional objects, layer by layer, from powdered materials with heat generated by a CO\2\ laser within the SINTERSTATION 2000 System.

Processing requirements
First, three-dimensional CAD data must be output in the industry-standard. STL format.

The process
(1) As the selective laser sintering process begins, a thin layer of the heat-fusible powder is deposited onto the part-building cylinder within a process chamber.

(2) An initial cross-section of the object under fabrication is selectively "drawn" on the layer of powder by a heat-generating CO\2\ laser. The interaction of the laser beam with the powder elevates the temperature to the point of melting, fusing the powder particles and forming a solid mass. The intensity of the laser beam is modulated to melt the powder only in areas defined by the object's design geometry.

(3) An additional layer of powder is deposited via a roller mechanism on top of the previously scanned layer.

(4) The process is repeated, with each layer fusing to the layer below it. Successive layers of powder are deposited and the process is repeated until the part is complete.

After processing
The part is removed from the build chamber and the loose powder falls away. Parts may then require some post-processing, such as sanding, depending upon the intended application."

To the right of the above text is a photograph of a process chamber encasing the part-building cylinder, the CO\2\ laser, the laser optics/scanning mirrors and the roller mechanism, with numbers which correspond to the process numbers above.

On the right page of the two-page gate-fold is the following text and photographs:

"DTM's selective laser sintering process and SINTERSTATION 2000 Systems produce objects in a wide range of materials that meet an expanding range of manufacturing applications including:"

Below this text are four photographs arranged vertically on the page. The first photograph depicts a plastic model of a cellular telephone. To the left of the photo is the following caption: "CONCEPTUAL MODELS". To the right of the photo is the following text: "Conceptual models are physical representations of product designs used to review form and style of a manufacturer's product. Material requirements include the ability to produce parts with fine detail and smooth surface finish." The second photograph depicts a plastic model of an electric sander. To the left of the photo is the following caption: "FUNCTIONAL PROTOTYPES". To the right of the photo is the following text: "Functional prototypes are used in applications that require durable materials that can be snap-fitted, hinged, drilled, painted, functionally tested, and used in environments that are similar to those intended for the final product. This application includes product testing of the prototype in actual working assemblies, ergonomic evaluations, and exposure to high humidity and demanding temperature environments." The third photograph depicts various plastic or metal parts. To the left of the photo is the following caption: "PATTERNS FOR SECONDARY PROCESSES". To the right of the photo is the following text:
"Patterns for secondary processes are used in manufacturing applications with requirements for producing single metal parts through investment casting or low-quantity plastic parts using rubber molds. This application often requires complex geometry, thin wall structures, and superior surface finish." The fourth photograph depicts a metal part. To the left of the photo is the following caption: "METAL MOLD INSERTS". To the right of the photo is the following text: "DTM's RAPIDTOOL process is used in manufacturing applications for the direct creation of metal injection mold core and cavity inserts for prototype tooling. The material properties of mold core and cavity sets created with the RAPIDTOOL process can produce thousands of plastic parts."

                               PROSPECTUS SUMMARY

  THE FOLLOWING SUMMARY SHOULD BE READ WITH AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS RELATED TO THE PURCHASE OF COMMON STOCK. SEE "RISK FACTORS." UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THERE HAS BEEN NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND REFLECTS AN EFFECTIVE 2.184-FOR-1 STOCK SPLIT UNDERTAKEN BY THE COMPANY EFFECTED IN MAY 1996, WHICH HAS BEEN RETROACTIVELY APPLIED TO ALL SHARE AND PER SHARE AMOUNTS CONTAINED HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "DTM" AND THE "COMPANY" REFER TO DTM CORPORATION AND ITS SUBSIDIARY ON A CONSOLIDATED BASIS. "DTM," "PROTOFORM," "RAPIDSTEEL," "RAPIDTOOL," "SINTERSTATION(R)," "SLS(R)" AND "TRUEFORM" ARE TRADEMARKS OR SERVICE MARKS OF DTM CORPORATION.

                                  THE COMPANY

  DTM Corporation develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems and related materials. The Company's selective laser sintering systems ("Systems") and materials are based on proprietary and patented selective laser sintering technology. Rapid prototyping is the creation of a solid three-dimensional model, prototype or pattern directly from three-dimensional computer aided design ("CAD") data. Rapid tooling is the creation of durable tooling from CAD data that can be subsequently employed to produce substantial quantities of parts for market introduction of a product. Use of the Company's SLS Systems significantly reduces the time required to produce models and prototypes for testing actual product fit and form, ergonomic design and functionality from what otherwise could be months or weeks to days or, in some cases, hours. The Company's SLS Systems are used to accelerate the design, development and market introduction of products in a wide range of industries, including but not limited to the automotive, aerospace, medical, electronics, telecommunications, computer, appliance, footwear, toy and power tool industries. BFGoodrich currently owns approximately 92 percent of the outstanding Common Stock.

  The selective laser sintering rapid prototyping process employed by the Company replicates a CAD model by using laser energy to convert heat-fusible powders into three-dimensional solid objects within the Sinterstation 2000 System, DTM's commercial SLS System. A focused carbon dioxide laser beam melts and bonds ("sinters") the surface of a bed of powder into a solid horizontal cross-section of the object being modeled. Subsequent powder layers are deposited, sintered and bonded to the previous layer as the energy from the laser beam fuses sequential layers together. This layered manufacturing process is continued until the CAD model has been fully replicated as a plastic part or metal tool insert. Upon completion of the part build, the excess, or unsintered, plastic or metal powder is removed for use in subsequent part builds. The Company either owns or has exclusive licenses under various patents covering the technology utilized in its SLS Systems and related products.

  Since the 1980s, the field of product engineering, design and development has undergone rapid change with ever-increasing emphasis on time to market as a key factor in successful product introduction. The rapid prototyping industry has arisen as a part of, and in response to, this change. According to industry analysts Wohlers Associates, the estimated worldwide market for rapid prototyping goods and services in 1995 was approximately $295 million, a 50 percent increase over 1994. Wohlers Associates projects that the industry will grow at a compound annual rate of approximately 49% for the next two years, reaching a size of over $650 million by the end of 1997.

  DTM believes that its SLS Systems have distinct advantages relative to competing rapid prototyping technologies. SLS Systems have the ability to (i) produce strong and durable functional plastic prototypes that can be drilled, painted, equipped with electronics and mounted in working product assemblies that duplicate the final product, (ii) rapidly produce prototype metal mold inserts from metal powder, thereby significantly reducing the time required to manufacture tooling for the production of substantial quantities of plastic parts for market testing or introduction, (iii) process multiple powdered materials for a wide range of applications, thereby enabling users to avoid making investments in multiple competing rapid prototyping technologies, (iv) be expanded to include new powdered materials and applications and (v) be more productive than competing rapid prototyping systems because of their ability to build parts more quickly and to sequence multiple parts in a single production run.

  DTM's customers include The Boeing Company, Daimler-Benz AG, Eastman Kodak Company, Fiskars Oy, Ford Motor Company, General Motors Corporation, Hughes Christensen, LG Electronics, Inc. (Goldstar), Pratt & Whitney, Rockwell International Corporation, Samsung Electronics Co., Ltd., Toyota Motor Corporation and Whirlpool Corporation, among others. The Company also sells a substantial portion of its SLS Systems to service bureaus, which are businesses that use rapid prototyping technology to fabricate and sell models and prototype parts.

  The Company has experienced substantial sales growth since the sale of its first commercial SLS System in December 1992. Sales of the Sinterstation 2000 System have increased each year and, as of May 15, 1996, the Company had sold 99 SLS Systems and placed an additional two SLS Systems through a rental program resulting in a total of 101 SLS Systems worldwide. Revenue has increased from approximately $1.1 million in 1991 to approximately $14.2 million in 1995, a level that the Company believes makes it the second largest industry participant as measured by revenues. The Company attributes the growth in its revenues primarily to the increasing worldwide acceptance of rapid prototyping as a technology capable of accelerating development and design of new products, as well as the refinement of the selective laser sintering process to a level which affords users certain advantages over other rapid prototyping technologies.

  DTM has devoted substantial effort to developing what it believes is a leading position in the high end of the rapid prototyping market. The Company has recently introduced ProtoForm and TrueForm powders for use in the SLS System. The Company believes that ProtoForm and TrueForm powders will enable it to expand its position as a leading supplier of rapid prototyping systems for the production of strong and durable functional plastic prototypes, as well as to compete effectively in the fast growing pattern segment of the rapid prototyping market. In part due to the introduction of these powdered materials, the Company expects that materials sales will represent an increasing portion of total revenues. The Company has also recently introduced its RapidTool process, which produces prototype mold inserts from its RapidSteel metal powder. The Company believes that its RapidTool process will facilitate the integration of selective laser sintering technology into the manufacturing processes of tool makers, a market segment that has experienced limited penetration by other rapid prototyping techniques. Additionally, the Company believes that its RapidTool process is currently the only commercially available technology of this type.

   With the advances the Company has recently achieved in the form of the RapidTool process and the introduction of its RapidSteel, TrueForm and ProtoForm powders, the Company believes that it is positioned to capitalize on its competitive advantages through the following strategies: (i) marketing the RapidTool process to tool making companies, service bureaus and tool making departments within original equipment manufacturers ("OEMs"); (ii) using its TrueForm and ProtoForm powders to increase the Company's SLS System and materials sales and its share of the traditional rapid prototyping markets for pattern and strong durable part applications; (iii) developing and marketing new and improved metal, ceramic and plastic powdered materials; and
(iv) expanding the Company's distribution network, including the Company's direct sales force and agent network.

                                  THE OFFERING

Common Stock offered by the
 Company.......................... 1,330,000 Shares
Common Stock offered by the
 Selling Shareholders............. 1,184,000 Shares
Common Stock to be outstanding
 after the Offering............... 9,085,188 Shares(1)
Risk Factors...................... The Offering involves a high degree of risk and immediate and substantial dilution. See
                                   "Risk Factors" and "Dilution."
Use of Proceeds................... To retire existing bank debt and borrowings from BFGoodrich and to fund working capi-
                                   tal, research and development activities
                                   and expansion of the Company's distribution
                                   network. See "Use of Proceeds."
Proposed Nasdaq National Market
 symbol........................... DTMC

- --------
(1) Based upon the number of shares outstanding as of May 20, 1996. Includes an estimated 825,175 shares of Common Stock issuable to employees upon the exercise of immediately exercisable stock options that will be outstanding in connection with the closing of the Offering under the DTM Corporation Equity Appreciation Plan. See "Management--Equity Appreciation Plan."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                       THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                            MARCH 31,
                          ----------------------------------------------------------  ----------------------
                             1991        1992        1993        1994        1995        1995        1996
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
STATEMENTS OF OPERATIONS
 DATA:                                                                                     (UNAUDITED)
 Revenue:
 Products...............  $      --   $    2,841  $    6,989  $    8,127  $   12,632  $    1,733  $    5,329
 Service and
  support(1)............       1,107       2,027       2,593       1,112       1,579         280         461
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total revenue.........       1,107       4,868       9,582       9,239      14,211       2,013       5,790
 Cost of sales:
 Products...............         --        2,431       5,329       4,833       8,242       1,132       3,109
 Service and support....       1,441       1,705       2,141         511         873         160         271
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total cost of sales...       1,441       4,136       7,470       5,344       9,115       1,292       3,380
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Gross profit (loss)....        (334)        732       2,112       3,895       5,096         721       2,410
 Operating loss.........      (7,327)     (9,624)     (9,644)     (5,731)     (5,606)     (1,725)       (669)
 Interest income
  (expense), net........          93         (10)       (328)       (178)       (530)        (91)       (219)
 Income tax benefit
  allocated from
  BFGoodrich............       2,159       3,032       3,084       1,825       2,138         487         319
 Net loss...............  $   (5,075) $   (6,602) $   (6,650) $   (4,084) $   (3,998) $   (1,329) $     (569)
 Net loss per share.....  $    (1.74) $    (1.69) $    (1.03) $    (0.54) $    (0.52) $    (0.17) $    (0.07)
 Number of shares used
  in computing net loss
  per share(2)..........   2,912,248   3,902,327   6,465,898   7,618,117   7,618,117   7,618,117   7,618,117
OPERATING DATA(3):
 SLS Systems sold or
  rented................         --            9          19          23          36           6          12
 Cumulative SLS Systems
  sold or rented........         --            9          28          51          87          57          99

                                                             MARCH 31, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(4)
                                                         -------  --------------
BALANCE SHEET DATA:
 Working capital (deficit).............................. $  (911)    $ 5,349
 Total assets...........................................  13,209      17,469
 Total debt.............................................  11,338       1,138
 Total liabilities......................................  17,676       7,476
 Shareholders' equity (deficit).........................  (4,467)      9,993

- --------
(1) Includes domestic rapid prototyping service bureau activity through December 1993, at which time the Company sold its domestic service bureau. Revenues associated with the service bureau operations for the years ended December 31, 1991, 1992 and 1993 were approximately $1.1 million, $1.9 million and $1.9 million, respectively.
(2) Includes, for all periods, the effect of an estimated 825,175 shares of Common Stock issuable to employees upon the exercise of exercisable options (at exercise prices substantially less than the Offering price) that will be outstanding in connection with the closing of the Offering under the DTM Corporation Equity Appreciation Plan. See "Management--Equity Appreciation Plan."
(3) Includes the rental of four SLS Systems during the year ended December 31, 1995, of which two were rented in the three months ended March 31, 1995. Two of such rental Systems were converted to sales during the year ended December 31, 1995, including one in the three months ended March 31, 1995; and, one of such Systems was converted to a sale in the three months ended March 31, 1996.
(4) Reflects the sale of 1,330,000 shares of Common Stock by the Company at an assumed Offering price of $12.00 per share, less estimated underwriting discount, offering expenses and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business and prospects before purchasing any shares of Common Stock offered hereby.

  LIMITED OPERATING HISTORY AND LACK OF PROFITABILITY. The Company was incorporated in 1987. Prior to shipment of its first commercial SLS Systems in December 1992, the Company derived revenues solely from a rapid prototyping service bureau that it operated in Austin, Texas. The Company has been unprofitable from its inception, recognizing net losses of approximately $4 million and $569,000 for the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively, and had an accumulated deficit of approximately $33 million at March 31, 1996. There can be no assurance that the Company can achieve or maintain profitability in the future. During the quarter and year in which it becomes probable that the Offering will occur, the Company will incur a non-recurring, non-cash compensation expense as a result of the conversion of phantom stock appreciation rights outstanding under the DTM Corporation Equity Appreciation Plan (the "Equity Appreciation Plan") into immediately exercisable options to acquire shares of Common Stock at substantially less than the Offering price. Assuming an Offering price of $12.00 per share, operating results for the quarter and year would be adversely affected by such compensation expense of approximately $8 million, resulting in a substantial reported net loss. See "Management--Equity Appreciation Plan."

  INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. Protection of the Company's intellectual property is an important factor in its ability to be successful in a highly competitive market that is subject to rapid technological changes. In pursuing protection for its proprietary rights in its SLS Systems, materials and related technology, the Company currently relies on a combination of patent, copyright, trademark and trade secret rights, as well as contractual provisions. The Company typically seeks patent protection for its selective laser sintering technology, including, where deemed appropriate, the selective laser sintering process, the SLS System and the materials used in the SLS System. However, patent protection may not always be available. There can be no assurance that patents will be issued under any or all of the patent applications to which the Company has rights. In addition, the laws of various countries in which the Company's products may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

  Furthermore, the Company can give no assurance that the issued patents to which it holds rights will be adequate to protect its interests or, if challenged, held valid. The Company's competitors could develop non-infringing systems, materials or technologies that are equivalent or superior to those of the Company. Competitors also may practice technology covered by DTM's patents or other legal or contractual protection regardless of the fact that it is legally protected, forcing the Company to engage in costly litigation to defend its interests. The Company is currently engaged in patent infringement litigation with a German competitor concerning the competitor's sale in Europe of rapid prototyping systems that DTM believes infringe on a European patent under which DTM has exclusive rights. DTM is also engaged in litigation in the United States against a company concerning that company's alleged infringement of a DTM patent covering powdered materials. See "Business--Intellectual Property" and "Business--Legal Proceedings." While DTM defends its intellectual property vigorously, there can be no assurance that it will be successful in this litigation. If the Company were unsuccessful in enforcing its intellectual property rights or other contractual rights in the context of third-party offers to sell SLS Systems or powders, the Company's revenues might be adversely affected. Patents that have been issued and are believed by the Company to be valid may be challenged. Specifically, proceedings are pending in the U.S. Patent and Trademark Office challenging the validity of a significant patent owned by the Company relating to the selective laser sintering process. Proceedings are also pending in Europe challenging the validity of a significant patent exclusively licensed to the Company. While the Company is vigorously defending its interests in both of these proceedings, there is no assurance that it will be successful. The inability of the Company to successfully establish and defend its intellectual property rights could have a material adverse effect on the Company's business and financial performance. See "Business--Intellectual Property."

  Although no claims have been made against the Company for patent infringement, it is possible that unrelated third parties hold many patents and pending patent applications under which the Company is not a licensee that relate to the design and manufacture of rapid prototyping systems. If such a third party brought infringement litigation against the Company, and if the Company was not successful in defending or obtaining a license, the Company's business and financial performance could be materially adversely affected.

  Certain key intellectual property used in the selective laser sintering process is licensed from The University of Texas System ("The University of Texas"). As a licensee, the Company's rights to practice the technology are not absolute. The University of Texas could terminate, attempt to terminate or amend the license if the Company could be shown to be in material default of the terms of the license. Even if DTM has a basis for objection, defense of its rights as a licensee could be costly and the outcome would be uncertain. Loss of significant rights as a licensee under this license could have a material adverse effect on the Company's business and financial performance. See "Business--Intellectual Property."

  MANAGEMENT OF GROWTH. DTM has experienced rapid sales growth since 1991, recognizing increases in total net revenues from approximately $1.1 million in 1991 to approximately $14.2 million in 1995. This growth has, from time to time, strained its management resources and systems. DTM's ability to manage its growth effectively will depend on, among other things, its ability to increase the capability and quality of its operational, financial and management information systems and controls and to train, motivate and manage a larger number of employees. There is no assurance that the Company will be successful in managing any future growth. Failure to do so could have a material adverse affect on the Company's business and financial performance.

  CAPITAL RESOURCES. The Company's future capital requirements will depend on a number of factors, including its profitability, growth rate, working capital requirements associated with increased sales, expenses associated with protection of its patents and other intellectual property and costs of future research and development activities. BFGoodrich, the Company's majority shareholder, has been a significant source of debt and equity funding in the past. However, BFGoodrich has indicated to the Company that it believes there will not be a need for it to provide funding in the future and that upon completion of the Offering BFGoodrich has no plans to provide such funding. Future operating results will depend, in part, on the Company's ability to obtain and manage capital sufficient to finance its business. The inability of the Company to secure capital funding sufficient to meet its needs could have a material adverse effect on the Company's business and financial performance.

  In May 1996, the Company obtained a loan commitment letter from Texas Commerce Bank for a revolving line of credit ("line of credit") contingent upon the Company receiving net cash proceeds (gross proceeds less underwriting discount) of $13.4 million from the Offering and the negotiation of definitive loan agreements. During the remainder of 1996, and on an ongoing basis thereafter, the Company's ability to borrow under the line of credit is subject to meeting certain financial thresholds, including attaining certain levels of "established profitability," as defined in the commitment letter. Until achieving one such level, the Company may borrow up to $2 million; thereafter, subject to a borrowing base calculation, available advances against eligible receivables may be increased up to a maximum of $6 million. Loans under the line of credit will mature within one year, will be collateralized by the Company's accounts receivable and inventory and will bear interest at the bank's prime interest rate plus one and one quarter percent. The Company will be bound by customary covenants, including restrictions on additional liens or borrowings, as well as the payment of dividends, and affirmative reporting requirements. In addition, the terms of the commitment letter specify that the bank has the option to terminate the commitment on 30 days notice if employment of the chief executive officers of the Company terminates and a qualified successor is not appointed by the Company and approved by Texas Commerce Bank within a specified period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  NEW PRODUCTS; ENGINEERING TESTING DELAYS. The Company's ability to achieve and maintain a significant market share may depend heavily on its ability to improve its existing products, as well as to introduce new and innovative products that facilitate increased use and more specialized applications of existing products. DTM cannot predict with any certainty the degree to which its ongoing research and development efforts in the areas of SLS System and materials enhancements will be successful or, if so, when. In addition, the Company can provide no assurance of its future success in selecting, developing, manufacturing and marketing new products. When the Company or its competitors announce new products with capabilities or technologies that have the potential to replace the Company's existing product offerings, customers may defer or forego purchases of existing Company products. This could materially adversely affect the Company's business and financial performance. While the Company performs extensive testing prior to releasing new product designs or product enhancements, products may contain unforeseen errors or performance problems. The correction of errors and problems in new products could cause delays in product introductions or shipments, require design modifications to previously shipped products or cause adverse publicity, any of which could adversely affect the Company's business and financial performance.

  QUARTERLY FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and operating results have varied substantially from quarter to quarter and may continue to do so. DTM typically experiences a relatively long lead time to complete an SLS System sale and has historically experienced little or no backlog. Furthermore, new product introductions, seasonality of customer buying patterns and other factors can cause fluctuations in quarterly results. These fluctuations may preclude the Company from effectively managing its operating results from quarter to quarter. The failure of the Company to complete a particular SLS System sale in any given quarter can have a material adverse effect on the Company's business and financial performance for that quarter and quarterly fluctuations could cause a material adverse affect on the price at which the Common Stock trades. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results" and "--Seasonality."

  DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a substantial extent on certain key employees, particularly John S. Murchison, III, its President and Chief Executive Officer. Losing the services of one or more key employees could have a material adverse effect on the Company's business and financial performance. The Company's success also depends on its ability to continue to attract highly talented technical personnel. Candidates with appropriate training and expertise may be in short supply in the geographic areas where the Company is attempting to recruit personnel. While the Company has put in place incentive compensation plans intended to provide motivation for continued employment of key employees, the Company can give no assurance that it will retain these employees and continue to attract, assimilate and retain other skilled personnel. See "Management."

  COMPETITION. The market for rapid prototyping systems is highly competitive. In marketing its Sinterstation 2000 System, the Company experiences competition from many sources. Certain of the Company's competitors are better known and have greater financial, research and development, production and marketing resources than DTM. That competition, and the Company's resulting vulnerability, could increase as a result of the introduction of new products or product enhancements by these competitors or the entry into the industry by other companies. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect the Company's business and financial results. See "Business-- Competition."

  EMERGING RAPID PROTOTYPING MARKET; PRODUCT CONCENTRATION. The market for rapid prototyping products and services is in an early stage of development and includes multiple, competing technologies, many of which are not yet fully developed. Participants in this market are moving to address new applications, many of which may not yet be known or accepted by potential users. Significant education of the end user in both CAD modeling and rapid prototyping in general may be a prerequisite to product acceptance. It is not clear at this time which one or more technologies will gain market acceptance. There can be no assurance that DTM will emerge as a market leader, or even a major market participant, as the market matures.

  Sales and installations of the Company's Sinterstation 2000 System and related products and services accounted for all of the Company's revenues for fiscal years 1993, 1994 and 1995. Any factor adversely affecting the market for rapid prototyping products in general, or perception or market acceptance of the Company's SLS System in particular, could materially adversely affect the Company's business and financial performance.

  DEPENDENCE ON THIRD-PARTY SUPPLIERS. The Company subcontracts for manufacture of SLS System components, powdered sintering materials and accessories from single-source, third-party suppliers. A disruption in supply or failure of a supplier to remain competitive in functionality or price could have a material adverse effect on the Company's sales or reputation for timely delivery, and, hence, on the Company's business and financial performance. See "Business--Manufacturing."

  INTERNATIONAL OPERATIONS. For the last two fiscal years, approximately one-third of the sales of the Company's products have been made in geographical areas outside of the United States. The Company expects that sales to customers in countries outside of the United States will increase in future periods as a percentage of total sales. Fluctuations in exchange rates as well as interest rates could significantly affect DTM's sales in foreign markets. In particular, a strengthening dollar may adversely affect the price competitiveness or revenues realized on DTM's sales of products and services. In addition, exchange rates could adversely affect the value of receivables arising from foreign sales. The Company does not currently engage in any hedging to limit the currency exchange risk related to these sales. The regulatory environment, including import/export laws and protective trade policies of foreign governments, also could materially adversely affect the Company's business and financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  CONTROL OF THE COMPANY. Following the completion of the Offering and prior to the exercise of any of the options that will be outstanding in connection with the closing of the Offering under the DTM Corporation Equity Appreciation Plan, BFGoodrich will own approximately 67 percent of the outstanding Common Stock. Accordingly, BFGoodrich will be able to elect at least a majority of the Company's board of directors (the "Board of Directors") and could determine the outcome of matters submitted to the Company's shareholders for their vote or consent. In addition, BFGoodrich has indicated that its interest in DTM is primarily financial and that, if market conditions are favorable, it may divest its interest in the Company over a period of time, most probably in multiple future registered offerings of the Common Stock, but possibly also in one or more private transactions. The Company cannot predict the effect of a private sale of a controlling interest in the Company, although, depending on the identity of the purchaser and its reason for acquiring control of the Company, minority shareholders could be adversely affected.

  LOSS OF TAX ALLOCATION AGREEMENT AND OTHER BENEFITS FROM BFGOODRICH. As a result of the Offering described herein, the ownership of outstanding Common Stock by BFGoodrich will decrease to less than 80 percent. Effective as of the date that such decrease occurs, BFGoodrich will no longer be able to include DTM's income or loss in BFGoodrich's consolidated federal income tax return; consequently, DTM will lose the benefit of the tax allocation agreement between DTM and BFGoodrich. Under that agreement, BFGoodrich credits to the Company the amount of any benefits realized by BFGoodrich as a result of the inclusion of DTM's losses and/or tax credits in BFGoodrich's consolidated federal income tax return. In addition, BFGoodrich currently provides DTM tax administration services, participation in a group program for various types of insurance and certain other assistance, including legal services. These arrangements are on terms that could be considered more favorable to the Company than those that would be available to the Company in arms-length transactions. The Company expects that these arrangements will be discontinued, or amended to include arms-length terms, as BFGoodrich's percentage ownership interest in the Company decreases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions--Certain Arrangements with BFGoodrich."

  POSSIBLE ISSUANCE OF PREFERRED STOCK. The Company's Articles of
Incorporation authorize the issuance of up to 3,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock"), the terms of which would be determined by the Board of Directors at the time of issuance, without further shareholder approval. The Board of Directors would determine whether these shares would carry voting rights, preferences in the payment of dividends, sinking fund provisions and liquidation, redemption or conversion rights, if any. The Company has no current plans to issue Preferred Stock. However, if such stock is issued in the future, the rights of the holders of Common Stock could be materially adversely affected. It is possible that the Board of Directors could grant future holders of Preferred Stock rights that could restrict the Company's ability to merge or sell its assets to a third party, resulting in preservation of the control of the Company by its then current owners. The Preferred Stock provisions of the Company's Articles of Incorporation could inhibit a third party from acquiring a significant amount of the Common Stock, thereby delaying or preventing changes of the management or control of the Company, and possibly materially adversely affecting the Common Stock price as a result. See "Description of Capital Stock."

  SHARES ELIGIBLE FOR FUTURE SALE. As of May 20, 1996, shareholders held a total of 6,930,013 shares of Common Stock, including 6,345,197 shares of Common Stock held by BFGoodrich. All holders of outstanding shares of Common Stock have signed agreements ("lock-up agreements") under which they have agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. After expiration of the lock-up agreements, shares of Common Stock may become eligible for sale in the public market, subject to the volume limitations under Rule
144 of the Securities Act of 1933, as amended (the "Securities Act"). Of the holders of Common Stock, only affiliates of the Company will be affected by the volume limitations of Rule 144. Furthermore, BFGoodrich has rights to require the Company to register sales of its shares of Common Stock under the Securities Act in certain circumstances.

  In connection with the closing of the Offering, DTM employees will hold immediately exercisable options to purchase an estimated 825,175 shares of Common Stock under the Equity Appreciation Plan at prices substantially less than the Offering price. See "Management--Equity Appreciation Plan." The sale of shares of Common Stock issued upon exercise of stock options outstanding under the Equity Appreciation Plan will not be restricted other than by the registration requirements of the federal securities laws. The Company intends to register the issuance and the sale of the shares of Common Stock issuable on exercise of options under the Equity Appreciation Plan on a Form S-8 Registration Statement concurrently with the Offering described herein. As a result, the Common Stock acquired by employees of DTM upon exercise of options outstanding under the Equity Appreciation Plan will be freely tradeable. However, all employees of the Company have signed lock-up agreements under which they have agreed not to sell any shares of Common Stock, including shares issuable upon the exercise of options under the Equity Appreciation Plan, for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters.

  Sales of shares of Common Stock into the market by current shareholders or employees exercising options could cause a decline in the price of such stock. See "Management," "Shares Eligible for Future Sale" and "Underwriting."

  LACK OF PRIOR PUBLIC MARKETS; VOLATILITY. Prior to the Offering, the Common Stock was held by a small number of investors and was not traded on any public market. There can be no assurance of active trading in the Common Stock after the Offering is completed. The Offering price of the Common Stock was determined by negotiations among the Company and the Underwriters and may not be indicative of the market price for shares of the Common Stock after the Offering. See "Underwriting." The Company has applied for quotation of the Common Stock on the Nasdaq National Market. Historically, the stock market has experienced volatility that has particularly affected the market price of common stock of technology-related companies. That volatility sometimes has been unrelated to the operating performance of such companies. These fluctuations could, in themselves, and without reference to any fact unique to the Company, cause a material adverse effect on the price of the Common Stock. General economic conditions, such as recessions or high interest rates, could have a similar material adverse effect. In addition, developments in the rapid prototyping industry and failure to meet financial analysts' expectations could cause significant fluctuations in the price of the Common Stock.

  DILUTION. Purchasers of shares of Common Stock offered hereby will suffer immediate and substantial dilution of $10.96 per share. See "Dilution."

                                  THE COMPANY

  DTM Corporation was incorporated in Texas in 1987 for the purpose of licensing and commercializing the selective laser sintering technology developed and patented by The University of Texas. DTM has acquired an exclusive worldwide license to the selective laser sintering technology from The University of Texas, which includes the original patents plus a right of first refusal to all improvements thereon. The Company has nine shareholders, including BFGoodrich, which owns approximately 92 percent of the outstanding Common Stock, DTM Holdings, Ltd. and The University of Texas. See "Principal and Selling Shareholders."

  In 1992, the Company began commercial sales of the Sinterstation 2000 System. Prior to that time, the Company's revenues were generated solely from operating a service bureau in Austin, Texas. Materials that have been introduced for use in the Sinterstation 2000 System include: a polycarbonate powder; two nylon powders; ProtoForm powder, a composite nylon powder; RapidSteel powder, a metal powder used for the production of prototype mold inserts; and TrueForm powder, a polymer-based material that the Company believes will be extensively used to produce patterns for soft tooling and investment casting.

  The Company's executive offices are located at 1611 Headway Circle, Building 2, Austin, Texas 78754-5199, and its telephone number is (512) 339-2922.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby are estimated to be approximately $14.5 million, assuming an Offering price of $12.00 per share. Of the net proceeds to the Company, $8.2 million will be used to repay the Company's bank debt and $3.0 million will be used to repay borrowings from BFGoodrich. The remaining net proceeds, approximately $3.3 million, will be used to fund (i) working capital requirements, (ii) research and development activities and (iii) expansion of the Company's distribution network. The weighted average interest rate on the debt to be retired with the proceeds of the Offering was 6.7% as of May 15, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions--Outstanding Lines of Credit; Financing Transactions."

  Other than repayment of debt, the actual amounts that the Company spends on the various uses described above will be subject to the discretion of the Board of Directors and the Company's management. DTM's spending patterns will vary depending on changes in the cost of goods or services purchased by the Company, evolution of its research and development programs and business strategy, as well as market conditions, among other factors. Pending their use as set forth above, the net proceeds to the Company from the Offering will be invested in deposits with banks, investment grade securities and short-term income-producing investments, including government obligations and other money market instruments.

                                DIVIDEND POLICY

  The Company has never paid any dividends on the Common Stock and does not anticipate that it will pay dividends in the foreseeable future. The Company intends to reinvest any earnings in the development and expansion of its business. Any future determinations to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition, credit and loan covenants at that time, as well as any other factors deemed relevant by the Board of Directors. Furthermore, the Company is subject to restrictions on paying dividends pursuant to the terms of a loan commitment letter from Texas Commerce Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company and its consolidated subsidiary at March 31, 1996: (i) on an actual basis; (ii) on an as adjusted basis to reflect the estimated accounting impact of the conversion, in connection with the Offering, of all phantom stock appreciation rights ("SARs") outstanding under the Equity Appreciation Plan into immediately exercisable options to acquire shares of Common Stock ("EAP Options"); and (iii) on an as adjusted basis to reflect item (ii) and the sale of 1,330,000 shares of Common Stock by the Company (at an assumed Offering price of $12.00 per share and after deducting estimated underwriting discount and Offering expenses, totaling $1,500,000) and the application of the estimated net proceeds therefrom.

                                              MARCH 31, 1996
                            ----------------------------------------------------
                                                     AS ADJUSTED
                                      ------------------------------------------
                                                            FOR THE OFFERING AND
                                                             CONVERSION OF THE
                                      FOR CONVERSION OF THE      SARS INTO
                             ACTUAL   SARS INTO EAP OPTIONS     EAP OPTIONS
                            --------  --------------------- --------------------
                                          (DOLLARS IN THOUSANDS)
SHORT-TERM BORROWINGS:
  Borrowings under line of
   credit from
   BFGoodrich(1)..........  $  2,000        $  2,000              $    --
  Other short-term
   borrowings.............     1,138           1,138                 1,138
                            --------        --------              --------
Total short-term
 borrowings...............  $  3,138        $  3,138              $  1,138
                            ========        ========              ========
NOTES PAYABLE.............  $  8,200        $  8,200              $    --
                            ========        ========              ========
SHAREHOLDERS' EQUITY (DEF-
 ICIT):
  Preferred Stock, $.001
   par value:
   3,000,000 shares
   authorized, no shares
   issued and
   outstanding............  $    --         $    --               $    --
  Common Stock, $.0003 par
   value:
   60,000,000 shares
   authorized(2);
   6,930,013 actual shares
   issued and outstanding;
   8,260,013 shares issued
   and outstanding as
   adjusted for the
   Offering(3)............         2               2                     2
  Additional paid-in capi-
   tal(4).................    28,018          36,270                50,730
  Accumulated deficit(4)..   (32,549)        (40,801)              (40,801)
  Cumulative translation
   adjustment.............        62              62                    62
                            --------        --------              --------
Total shareholders' equity
 (deficit)................  $ (4,467)       $ (4,467)             $  9,993
                            ========        ========              ========

- --------
(1) Borrowings under lines of credit from BFGoodrich were increased to $3 million during April 1996. The use of proceeds of the Offering will include the repayment of all such borrowings from BFGoodrich at the date of closing of the Offering.
(2) Reflects increase of authorized shares of Common Stock to 60,000,000 effected as of May 15, 1996.
(3) Includes the sale of 1,330,000 shares in the Offering and excludes an estimated 825,175 shares of Common Stock that will be issuable upon exercise of EAP Options. See "Management--Equity Appreciation Plan" and "Underwriting."
(4) As Adjusted includes adjustments associated with the conversion, in connection with the Offering, of SARs outstanding under the Equity Appreciation Plan into immediately exercisable EAP Options with exercise prices substantially less than the assumed Offering price. See "Management--Equity Appreciation Plan" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION

  As of March 31, 1996, the Company had a net tangible book value (deficit) of $(5,864,000), or $(0.85) per outstanding share of Common Stock. Net tangible book value (deficit) represents the amount of total tangible assets less total liabilities. Adjusting such net tangible book value (deficit) per share to give effect to the sale by the Company of 1,330,000 shares of Common Stock at an assumed Offering price of $12.00 per share (and deducting from the assumed proceeds estimated underwriting discount and Offering expenses to be paid by the Company totaling $1,500,000), the Company's net tangible book value as adjusted for the Offering at March 31, 1996 would have been $8,596,000, or $1.04 per share of Common Stock. This constitutes an immediate increase in net tangible book value of $1.89 per share to existing shareholders and immediate dilution of $10.96 per share to new investors purchasing shares in the Offering.

r After giving further effect to the issuance, for cash consideration of $1,650,350, of the estimated 825,175 shares of Common Stock (the "EAP shares") issuable upon exercise of immediately exercisable EAP Options to be outstanding in connection with the closing of the Offering, the net tangible book value per share as adjusted for the Offering and the issuance of EAP shares would have been $1.13 per share. This constitutes an immediate additional increase in net tangible book value of $0.09 per share to existing shareholders and new investors and results in a cumulative immediate dilution of $10.87 per share to new investors purchasing shares in the Offering.

   Assumed Offering price per share to new investors............          $12.00
                                                                          ======
     Net tangible book value (deficit) per share as of March 31,
      1996......................................................  $(0.85)
     Increase per share attributable to new investors...........    1.89
                                                                  ------
     Net tangible book value per share as adjusted for the
      Offering..................................................    1.04
   Dilution per share to new investors after the Offering.......          $10.96
                                                                          ======
     Increase per share attributable to the issuance of EAP
      shares....................................................    0.09
                                                                  ------
   Pro forma net tangible book value per share as adjusted for the Offering and the issuance of EAP shares.................  $ 1.13
                                                                  ======
   Dilution per share to new investors after the Offering and
    the issuance of the EAP shares..............................          $10.87
                                                                          ======

  The following table summarizes, on a pro forma basis as of March 31, 1996, the differences in the total consideration and the average price per share of Common Stock paid or contributed by existing shareholders and to be paid by purchasers of Common Stock from the Company in the Offering at an assumed Offering price of $12.00 per share. For purposes of the table, the EAP Shares are assumed to have been issued on March 31, 1996.

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ----------------- -------------------   PRICE
                                 NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                --------- ------- ----------- ------- ---------
Existing shareholders(1)(2).... 6,930,013   76.3% $28,020,000   61.4%  $ 3.93
                                                                       ======
EAP shareholders...............   825,175    9.1    1,650,350    3.6   $ 2.00
                                ---------  -----  -----------  -----   ======
                                7,755,188   85.4   29,670,350   65.0   $ 3.83
                                                                       ======
New investors(2)(3)............ 1,330,000   14.6   15,960,000   35.0   $12.00
                                ---------  -----  -----------  -----   ======
  Total........................ 9,085,188  100.0% $45,630,350  100.0%  $ 5.02
                                =========  =====  ===========  =====   ======

- --------
(1) Total consideration for existing shareholders is the Company's recorded amounts for Common Stock and additional paid-in capital.
(2) Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 5,746,013 shares or 69.6% of the total number of shares of Common Stock outstanding after the Offering (or 63.2% assuming the exercise of the EAP Options), and will increase the number of shares held by new investors to 2,514,000 or 30.4% of the total number of shares of Common Stock outstanding after the Offering (or 27.7% assuming the exercise of the EAP Options). See "Principal and Selling Shareholders."
(3) Total consideration is not reduced by estimated underwriting discounts and Offering expenses to be paid by the Company totaling $1,500,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected financial data for the five years ended December 31, 1995 is derived from audited consolidated financial statements of the Company. The financial data for the three-month periods ended March 31, 1996 and 1995 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

                                                                                 THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                        MARCH 31,
                          -----------------------------------------------------  --------------------
                            1991       1992       1993       1994       1995       1995       1996
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS
 DATA:                                                                               (UNAUDITED)
 Revenue:
 Products...............  $     --   $   2,841  $   6,989  $   8,127  $  12,632  $   1,733  $   5,329
 Service and
  support(1)............      1,107      2,027      2,593      1,112      1,579        280        461
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total revenue.........      1,107      4,868      9,582      9,239     14,211      2,013      5,790
 Cost of sales:
 Products...............        --       2,431      5,329      4,833      8,242      1,132      3,109
 Service and support....      1,441      1,705      2,141        511        873        160        271
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total cost of sales...      1,441      4,136      7,470      5,344      9,115      1,292      3,380
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Gross profit (loss)....       (334)       732      2,112      3,895      5,096        721      2,410
 Operating expenses:
 Selling, general and
  administrative........      2,592      4,979      5,958      5,786      7,181      1,508      2,128
 Research and
  development...........      4,401      5,377      5,798      3,840      3,521        938        951
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating
   expenses.............      6,993     10,356     11,756      9,626     10,702      2,446      3,079
 Other income (expense):
 Gain on sale of service
  bureau................        --         --         238        --         --         --         --
 Interest income
  (expense), net........         93        (10)      (328)      (178)      (530)       (91)      (219)
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total other income
   (expense)............         93        (10)       (90)      (178)      (530)       (91)      (219)
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Loss before income tax
  benefit allocated
  from BFGoodrich.......     (7,234)    (9,634)    (9,734)    (5,909)    (6,136)    (1,816)      (888)
 Income tax benefit
  allocated from
  BFGoodrich............      2,159      3,032      3,084      1,825      2,138        487        319
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
 Net loss...............  $  (5,075) $  (6,602) $  (6,650) $  (4,084) $  (3,998) $  (1,329) $    (569)
                          =========  =========  =========  =========  =========  =========  =========
 Historical:
 Net loss per share.....  $   (1.74) $   (1.69) $   (1.03) $   (0.54) $   (0.52) $   (0.17) $   (0.07)
                          =========  =========  =========  =========  =========  =========  =========
 Number of shares used
  in computing net loss
  per share(2)..........  2,912,248  3,902,327  6,465,898  7,618,117  7,618,117  7,618,117  7,618,117
                          =========  =========  =========  =========  =========  =========  =========
 As Adjusted for the
  Offering(3):
 Net loss per share.....                                              $   (0.41) $   (0.14) $   (0.05)
                                                                      =========  =========  =========
 Number of shares used
  in computing net loss
  per share.............                                              8,948,117  8,948,117  8,948,117
                                                                      =========  =========  =========
BALANCE SHEET DATA (AT
 PERIOD END):
 Working capital
  (deficit).............  $     616  $  (2,808) $   1,818  $     342  $     236  $     558  $    (911)
 Total assets...........      6,392     10,010     12,384      8,560     10,639      8,520     13,209
 Total debt.............        100      4,425      3,000      4,600      9,076      6,240     11,338
 Total liabilities......      2,079      6,965      8,306      8,516     14,557      9,805     17,676
 Shareholders' equity
  (deficit).............      4,313      3,045      4,078         44     (3,918)    (1,285)    (4,467)

- --------
(1) Includes domestic rapid prototyping service bureau activity through December 1993, at which time the Company sold its domestic service bureau. Revenues associated with the service bureau operations for the years ended December 31, 1991, 1992 and 1993 were $1.1 million, $1.9 million and $1.9 million, respectively.
(2) Includes, for all periods, the effect of an estimated 825,175 shares of Common Stock issuable to employees upon the exercise of immediately exercisable options (at exercise prices substantially less than the Offering price) that will be outstanding under the Equity Appreciation Plan in connection with the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Equity Appreciation Plan."
(3) Reflects historical information, as adjusted for the issuance of 1,330,000 shares of Common Stock by the Company in the Offering and the elimination of interest expense on the debt to be repaid with the proceeds of the Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  DTM Corporation develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems and related materials. The Company's SLS Systems and materials are based on proprietary and patented selective laser sintering technology. The Company was incorporated in 1987. Prior to shipment of its first commercial SLS System in December 1992, the Company derived revenues solely from a service bureau it operated in Austin, Texas.

  Revenues are generated by product sales and service and support activities. Product revenues include sales of SLS Systems, related powdered materials and, beginning in 1995, upgrades and rentals of SLS Systems. Service and support activities include maintenance, warranty service, customer training and, through 1993, the operation of a service bureau. When an SLS System is sold, between 94 and 97 percent of the sales price is immediately recognized as product revenue, with the remainder deferred and recognized ratably over the System's 12-month warranty period as service and support revenue. Revenue related to annual maintenance contracts is also deferred and recognized ratably over the support period. The Company derived substantially all of its revenue in fiscal years 1993, 1994 and 1995 and in the three months ended March 31, 1996 from sales of its Sinterstation 2000 System and related products and services.

  The Company competes on an international basis. Sales to customers outside of the United States constitute a significant portion of DTM's revenues. International sales are generally priced in U.S. dollars. However, European sales prices are sometimes negotiated in either Deutsch Marks or the local currency. The Company expects that international sales will continue to represent a substantial portion of the Company's total revenues. See Note 16 to the Consolidated Financial Statements.

  Over the past three years, an element of the Company's business strategy has been to increase its recurring sources of revenue, primarily through sales of materials, maintenance services, SLS System upgrades and other supporting products and accessories to users of SLS Systems. The Company expects to continue this strategy. In 1995, sales of materials, services and upgrades represented approximately 27 percent of total revenues. The Company anticipates that materials sales, in particular, will represent an increasingly significant portion of future revenues as its installed base of SLS Systems increases.

  As more fully described herein, the Company has historically experienced significant fluctuations in its gross margins. Such fluctuations were impacted by, among other factors, the trade-in of pre-commercial SLS Systems for commercial SLS Systems, the resale of such pre-commercial SLS Systems and the sale of an internally utilized SLS System with a substantially depreciated net book value. In addition, during 1994 and 1995, the Company experienced a decline in the average sales price of the Sinterstation 2000 System over 1993 levels. Currently, however, the Company's gross margins have improved as SLS System prices have increased due to the introduction of ProtoForm, RapidSteel and TrueForm powders and the increased versatility of the Sinterstation 2000 System. Gross margins for the quarter ended March 31, 1996 increased to 41.6% from 35.8% for the same period in 1995.

  The Company's operating results have varied substantially from year to year and quarter to quarter. Each sale by the Company of one of its SLS Systems can be material to the operating results for any one quarter. Furthermore, new product introductions, seasonality of customer buying patterns and other factors can cause fluctuations in operating results.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income statement data as a percentage of total revenues and certain cost of sales data as a percentage of respective product revenues and service and support revenues.

                                                             THREE MONTHS
                                                                 ENDED
                                 YEAR ENDED DECEMBER 31,       MARCH 31,
                              ----------------------------   ---------------
                                1993      1994      1995      1995     1996
                              --------   -------   -------   ------   ------
Revenue:
  Products...................     72.9%     88.0%     88.9%    86.1%    92.0%
  Service and support........     27.1      12.0      11.1     13.9      8.0
                              --------   -------   -------   ------   ------
    Total revenues...........    100.0     100.0     100.0    100.0    100.0
Cost of sales:
  Products...................     76.2      59.5      65.2     65.4     58.3
  Service and support........     82.6      46.0      55.3     57.1     58.8
                              --------   -------   -------   ------   ------
    Total cost of sales......     78.0      57.8      64.1     64.2     58.4
                              --------   -------   -------   ------   ------
Gross profit.................     22.0      42.2      35.9     35.8     41.6
Operating expenses:
  Selling, general and
   administrative............     62.2      62.6      50.5     75.0     36.7
  Research and development...     60.5      41.6      24.8     46.6     16.4
                              --------   -------   -------   ------   ------
    Total operating
    expenses.................    122.7     104.2      75.3    121.6     53.1
Other income (expense):
  Gain on sale of service
   bureau....................      2.5       --        --       --       --
  Interest expense, net......     (3.4)     (1.9)     (3.7)    (4.5)    (3.8)
                              --------   -------   -------   ------   ------
    Total other income
     (expense)...............      (.9)     (1.9)     (3.7)    (4.5)    (3.8)
Loss before income tax
 benefit allocated from
 BFGoodrich..................   (101.6)    (63.9)    (43.1)   (90.3)   (15.3)
Income tax benefit allocated
 from BFGoodrich.............     32.2      19.7      15.0     24.2      5.5
                              --------   -------   -------   ------   ------
Net loss.....................    (69.4)%   (44.2)%   (28.1)%  (66.1)%   (9.8)%
                              ========   =======   =======   ======   ======

 Comparison of Three Months Ended March 31, 1996 and March 31, 1995

  Revenues. Revenues for the three months ended March 31, 1996 were $5.8 million, an increase of 187.8 percent, or $3.8 million, compared to revenues of $2.0 million for the same period in 1995.

  Product sales revenue for the three months ended March 31, 1996 was $5.3 million, an increase of 204.9 percent, or $3.6 million, compared to product sales revenue of $1.7 million for the same period in 1995. The increase was primarily attributable to higher sales of SLS Systems and powdered materials. The number of SLS Systems sold or rented increased to 12 in the three months ended March 31, 1996 from six in the same period in 1995. Revenues from powdered materials sales increased as a result of a larger number of installed SLS Systems along with the introduction of the Company's ProtoForm and TrueForm powdered materials in late March 1995 and February 1996, respectively.

  Service and support revenue for the three months ended March 31, 1996 was $461,000, an increase of 64.6 percent, or $181,000, compared to service and support revenue of $280,000 for the same period in 1995. Service and support revenue increased primarily as a result of the recognition of deferred warranty and maintenance revenue associated with the larger number of installed SLS Systems.

  Gross Profit. Gross profit for the three months ended March 31, 1996 was $2.4 million, an increase of 234.3 percent, or $1.7 million, compared to gross profit of $721,000 for the same period in 1995. As a percentage of revenue, gross profit increased to 41.6 percent during the period from 35.8 percent in the three months ended March 31, 1995.

  Gross profit attributable to product sales for the three months ended March 31, 1996 was $2.2 million, an increase of 270.0 percent, or $1.6 million, compared to gross profit attributable to product sales of $600,000 for the same period in 1995. As a percentage of product sales revenue, gross profit increased to 41.7 percent during the period, compared to 34.6 percent for the same period in 1995. The increase in gross profit as a percentage of product sales revenue resulted primarily from an increase in the average SLS System sales price in the three months ended March 31, 1996 compared to the same period in 1995. Gross profit margin was also positively impacted during the three months ended March 31, 1996 by the sale of an SLS System that had been used in the Company's operations and was carried on the Company's books at a substantially depreciated value.

  Gross profit attributable to service and support revenues for the three months ended March 31, 1996 was $190,000, an increase of 58.3 percent, or $70,000, compared to gross profit attributable to service and support revenues of $120,000 for the same period in 1995. As a percentage of service and support revenue, gross profit was 41.2 percent and 42.9 percent for the three-month periods ended March 31, 1996 and 1995, respectively.

  Selling, General and Administrative Expense. Selling, general and administrative expense for the three months ended March 31, 1996 was $2.1 million, an increase of 41.1 percent, or $620,000, compared to selling, general and administrative expense of $1.5 million for the same period in 1995. As a percentage of revenue, selling, general and administrative expense decreased to 36.8 percent in the three months ended March 31, 1996 from 75.0 percent in the same period in 1995, primarily due to the effect of fixed costs being spread over a larger base of revenues. The increase in dollar costs resulted from a larger workforce, increased marketing activities and increased commissions paid to agents.

  Research and Development Expense. Research and development expense for the three months ended March 31, 1996 was $951,000, an increase of 1.4 percent, or $13,000, compared to research and development expense of $938,000 for the same period in 1995. As a percentage of revenue, research and development expense decreased to 16.4 percent for the three months ended March 31, 1996 from 46.6 percent for the three months ended March 31, 1995, primarily due to the increase in revenues.

  Interest Expense. Interest expense for the three months ended March 31, 1996 was $219,000, an increase of $128,000 compared to interest expense of $91,000 for the same period in 1995. This reflects an increase in the average daily balance of the Company's outstanding indebtedness and an increase in the average interest rates on such debt.

 Comparison of Years Ended December 31, 1995 and December 31, 1994

  Revenues. Revenues for fiscal 1995 were $14.2 million, an increase of 53.8 percent, or $5.0 million, compared to revenues of $9.2 million for fiscal 1994.

  Product sales revenue for fiscal 1995 was $12.6 million, an increase of 55.4 percent, or $4.5 million, compared to product sales revenue of $8.1 million for fiscal 1994. The increase was primarily attributable to higher SLS Systems and powdered materials sales. The number of SLS Systems shipped increased to 36 in 1995 (including two rental SLS Systems) from 23 in 1994. In 1995 the Company began offering technological enhancements as upgrades to its SLS Systems, which accounted for approximately $713,000 or 5.6 percent of product revenues. Additionally, revenues from powdered materials sales increased by approximately $784,000, or 72.7 percent, as a result of a larger number of SLS System users purchasing DTM materials and the introduction of the Company's new ProtoForm powdered material in March 1995.

  Service and support revenue for fiscal 1995 was $1.6 million, an increase of
42.0 percent, or $467,000, compared to service and support revenue of $1.1 million for fiscal 1994. Service and support revenue increased primarily as a result of the recognition of deferred warranty and maintenance revenues associated with the larger number of installed SLS Systems.

  Gross Profit. Gross profit for fiscal 1995 was $5.1 million, an increase of
30.8 percent, or $1.2 million, compared to gross profit of $3.9 million for fiscal 1994. As a percentage of revenue, gross profit decreased to 35.9 percent in 1995 from 42.2 percent in 1994.

  Gross profit attributable to product sales for fiscal 1995 was $4.4 million, an increase of 33.3 percent, or $1.1 million, compared to gross profit attributable to product sales of $3.3 million for fiscal 1994. As a percentage of product sales revenue, gross profit decreased to 34.8 percent in 1995 from
40.5 percent in 1994. The decrease in gross profit as a percentage of product sales revenue resulted primarily from a lower average sales price of the Company's SLS Systems in 1995 and because in 1994, the Company's gross profit was positively impacted by the sale of two SLS Systems, the cost of which had been recognized in 1993.

  Gross profit attributable to service and support revenues for fiscal 1995 was $706,000, an increase of 17.5 percent, or $105,000, compared to gross profit attributable to service and support revenues of $601,000 for fiscal 1994. As a percentage of service and support revenue, gross profit decreased to 44.7 percent in 1995 from 54.0 percent in 1994. The decrease in gross profit as a percentage of service and support revenue resulted from a greater number of field service employees and related costs required to service a larger, more geographically diverse installed base.

  Selling, General and Administrative Expense. Selling, general and administrative expense for fiscal 1995 was $7.2 million, an increase of 24.1 percent, or $1.4 million, compared to selling, general and administrative expense of $5.8 million for fiscal 1994. As a percentage of revenue, selling, general and administrative expense decreased to 50.5 percent in 1995 from 62.6 percent in 1994, primarily due to the increase in revenues. The increase in dollar costs resulted from a larger workforce, increased marketing activities and increased commissions paid to agents.

  Research and Development Expense. Research and development expense for fiscal 1995 was $3.5 million, a decrease of 8.3 percent, or $319,000, compared to research and development expense of $3.8 million for fiscal 1994. As a percentage of revenue, research and development expense decreased to 24.8 percent in 1995 from 41.6 percent in 1994, primarily due to the increase in revenues.

  Interest Expense. Interest expense for fiscal 1995 was $530,000, an increase of $352,000 compared to interest expense of $178,000 for fiscal 1994. This reflects an increase in the average daily balance of the Company's outstanding indebtedness and an increase in the average interest rates on such debt.

 Comparison of Years Ended December 31, 1994 and December 31, 1993

  Revenues. Revenues for fiscal 1994 were $9.2 million, a decrease of 3.6 percent, or $343,000, compared to revenues of $9.6 million for fiscal 1993. The decrease was primarily a result of the sale of the Company's domestic service bureau operations in December 1993, which contributed $1.9 million of revenues in 1993.

  Product sales revenue for fiscal 1994 was $8.1 million, an increase of 16.3 percent, or $1.1 million, compared to product sales revenue of $7.0 million for fiscal 1993. The increase was primarily attributable to higher sales of SLS Systems and powdered materials. The number of SLS Systems shipped increased to 23 in 1994 from 19 in 1993. The increase in materials sales was reflective of the higher number of installed SLS Systems as well as the introduction of the Company's fine nylon powdered material in 1994.

  Service and support revenue for fiscal 1994 was $1.1 million, a decrease of
57.1 percent, or $1.5 million, compared to service and support revenue of $2.6 million for fiscal 1993. The decrease was primarily a result of the sale of the Company's domestic service bureau operations in 1993 as described above.

  Gross Profit. Gross profit for fiscal 1994 was $3.9 million, an increase of
84.4 percent, or $1.8 million, compared to gross profit of $2.1 million for fiscal 1993. As a percentage of revenue, gross profit increased to 42.2 percent in 1994 from 22.0 percent in 1993.

  Gross profit attributable to product sales for fiscal 1994 was $3.3 million, an increase of 98.4 percent, or $1.5 million, compared to gross profit attributable to product sales of $1.7 million for fiscal 1993. As a percent of product sales revenue, gross profit increased to 40.5 percent in 1994 from
23.8 percent in 1993. The increase in gross profit as a percentage of revenues was to a large extent attributable to a new marketing and pricing strategy for materials implemented in 1994 and a decrease in the average SLS System cost due to volume discounts negotiated with suppliers. Gross margin for product sales in 1994 was positively impacted by the sale of two SLS Systems, the cost of which had been recognized in 1993. Additionally, 1993's gross profit margin was negatively impacted by the exchange of five SLS Systems it sold in 1992 for five next generation SLS Systems.

  Gross profit attributable to service and support revenues for fiscal 1994 was $601,000, an increase of 33.0 percent, or $149,000, compared to gross profit attributable to service and support revenues of $452,000 for fiscal 1993. As a percentage of service and support revenues, gross profit increased to 54.0 percent in 1994 from 17.4 percent in 1993. Additionally, 54.4 percent of the gross profit in 1993 was attributable to the Company's domestic service bureau operations that were sold in December 1993. The relatively low gross profit as a percentage of revenues in 1993 was due to an upgrade to a large portion of the installed base of SLS Systems for which there were no associated revenues.

  Selling, General and Administrative Expense. Selling, general and administrative expense for fiscal 1994 was $5.8 million, a decrease of 2.9 percent, or $172,000, compared to selling, general and administrative expense of $6.0 million for fiscal 1993. As a percentage of revenue, selling, general and administrative expense remained relatively constant at 62.6 percent and
62.2 percent for 1994 and 1993, respectively.

  Research and Development Expense. Research and development expense for fiscal 1994 was $3.8 million, a decrease of 33.8 percent, or $2.0 million, compared to research and development expense of $5.8 million for fiscal 1993. As a percentage of revenue, research and development expense decreased to 41.6 percent in 1994 from 60.5 percent in 1993, primarily due to the increase in revenues. The dollar decrease was primarily due to a substantial reduction in the use of consultants and contractors in 1994 and a reduction of the Company's work force in late 1993.

  Interest Expense. Interest expense for fiscal 1994 was $178,000, a decrease of $150,000 compared to interest expense of $328,000 for fiscal 1993. This reflects a decrease in the average daily balance of the Company's indebtedness and a decrease in the average interest rates on such debt. Average borrowings decreased due to the exercise by BFGoodrich of its options to convert a $3.0 million loan to equity in March 1993 and a $4.5 million loan to equity in December 1993.

SELECTED QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly results of operations for the three-month periods ended March 31, 1994 through March 31, 1996. This information has been presented on substantially the same basis as the audited consolidated financial statements appearing elsewhere herein. The unaudited quarterly results of operations should be read in conjunction with the Company's audited consolidated financial statements and related notes. The quarterly financial information presented herein should not be relied upon as an indication of future quarterly performance.

                                                             THREE MONTHS ENDED
                    -------------------------------------------------------------------------------------------------------
                    MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31,
                      1994      1994        1994          1994       1995      1995        1995          1995       1996
                    --------- --------  ------------- ------------ --------- --------  ------------- ------------ ---------
                                                           (DOLLARS IN THOUSANDS)
SLS Systems sold
 or rented........         5        6            5            7           6        9           10           11         12
Revenues:
 Product..........   $ 1,761  $ 2,106      $ 1,620      $ 2,640     $ 1,733  $ 2,870      $ 3,000       $5,029     $5,329
 Service and
  support.........       287      280          278          267         280      324          488          487        461
                     -------  -------      -------      -------     -------  -------      -------       ------     ------
 Total............     2,048    2,386        1,898        2,907       2,013    3,194        3,488        5,516      5,790
Cost of sales:
 Product..........     1,193    1,037          993        1,610       1,132    2,030        2,014        3,066      3,109
 Service and
  support.........       114      143          192           62         160      170          300          243        271
                     -------  -------      -------      -------     -------  -------      -------       ------     ------
 Total............     1,307    1,180        1,185        1,672       1,292    2,200        2,314        3,309      3,380
                     -------  -------      -------      -------     -------  -------      -------       ------     ------
Gross profit......       741    1,206          713        1,235         721      994        1,174        2,207      2,410
Operating
 expenses.........     2,107    2,332        2,381        2,806       2,446    2,580        2,642        3,034      3,079
                     -------  -------      -------      -------     -------  -------      -------       ------     ------
Operating loss....   $(1,366) $(1,126)     $(1,668)     $(1,571)    $(1,725) $(1,586)     $(1,468)      $ (827)    $ (669)
                     =======  =======      =======      =======     =======  =======      =======       ======     ======

SEASONALITY

  The Company's revenues are affected by capital budgeting and spending patterns in the North American market and shortened selling periods in certain international markets. Due to these seasonal factors, the Company typically experiences slowdowns in sales of SLS Systems during the first quarter as the result of capital spending patterns in the North American market and during the third quarter as the result of shortened selling periods in certain international markets. As total revenues have increased on an annual basis, the impact of these seasonal trends has become less apparent to the Company's results of operations.

EQUITY APPRECIATION PLAN

  The Company adopted a phantom stock appreciation rights plan whereby all phantom stock appreciation rights outstanding upon the Offering will be converted into immediately exercisable options to acquire shares of the Company's Common Stock. Such conversion will result in a non-recurring, non-cash, compensation expense, in the quarter in which it becomes probable that the closing of the Offering will occur. The amount to be recognized as compensation expense, with respect to SARs granted during 1995 (which comprise approximately 96.8% of the total number of SARs granted), will be equal to approximately 10 percent of the equity value of the Company in excess of $14 million and will adversely affect operating results in the quarter and in the year in which it is recorded. Assuming an Offering price of $12.00 per share, such operating results would be adversely affected by a compensation expense of approximately $8 million, resulting in a substantial reported net loss. See "Management--Equity Appreciation Plan" and "Note 15--Employee Incentive Plan" to the audited Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, cash used by the Company for operations and investing activities has exceeded cash generated by the Company. The Company generally has financed its cash needs through transactions with BFGoodrich and borrowings from commercial banks and other short-term sources.

  Net cash used in operating activities was approximately $3.3 million, $1.8 million and $1.6 million in 1993, 1994 and 1995, respectively and $1.7 million for the three months ended March 31, 1996. Net cash used in operating activities of $1.6 million for fiscal 1995 resulted primarily from the net loss for the year of $4.0 million adjusted for depreciation and amortization of $2.5 million. In addition, increases in accounts receivable of $1.3 million and net amounts due to BFGoodrich (excluding short-term borrowings) of $1.1 million were offset by increases to both accounts payable of $1.5 million and accrued expenses and other liabilities of $654,000. Net cash used in operating activities of $1.7 million for the three months ended March 31, 1996 included the net loss of $569,000 adjusted for depreciation and amortization of $449,000. Increases in accounts receivable of $1.1 million and in inventory of $1.2 million were both the result of the substantial increase in sales volume experienced by the Company in the quarter. An increase in prepaid expenses and other assets of $576,000 and a decrease in accrued expenses and other liabilities of $555,000 was offset by an increase in accounts payable of $1.4 million. For the three years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1996, BFGoodrich paid the Company approximately $3.1 million, $1.8 million, $2.1 million and $319,000, respectively, for tax benefits resulting from inclusion of the Company in the consolidated income tax return of BFGoodrich. Such amounts are included in "Due to/from BFGoodrich" in changes in assets and liabilities used in operating activities in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements. See Note 10 to the Consolidated Financial Statements.

  The Company's investing activities include expenditures for patents and licenses, capitalized software costs and furniture and equipment, principally consisting of the Company's SLS Systems built for internal use and rental purposes. Net cash used by investing activities was approximately $1.1 million, $1.4 million and $2.4 million in 1993, 1994 and 1995, respectively and $883,000 for the three months ended March 31, 1996. The Company expects that capital expenditures in 1996 will approximate $2.1 million.

  The Company has, to a large extent, financed its operations through various transactions with BFGoodrich. In March 1993, BFGoodrich exercised an option to convert a $3.0 million note from the Company into equity; and, in December 1993, converted a $4.5 million note and interest thereon into equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

  Total indebtedness of the Company was approximately $11.3 million as of March 31, 1996, consisting primarily of notes payable to commercial banks, short-term borrowings from other financing sources and two lines of credit extended to the Company by BFGoodrich under which the Company may borrow up to $3.0 million. As of March 31, 1996, amounts outstanding under these facilities were $8.2 million, approximately $1.1 million, and $2.0 million respectively, at weighted average interest rates of 5.94 percent, 19.29 percent and 8.75 percent, respectively. In connection with the Offering, the Company is required to repay all its bank indebtedness and the amounts outstanding under the lines of credit with BFGoodrich. Absent the Offering, the notes payable to the banks mature July 31, 1997, the $1.0 million line of credit from BFGoodrich, which the Company entered into in April 1996, matures December 31, 1996 and the $2.0 million line of credit from BFGoodrich matures March 1, 1997. Short term borrowings mature upon collection of the related collateralized receivables or termination of the related SLS System rental agreement. In the past, BFGoodrich assisted the Company in obtaining loans from commercial banks by providing comfort letters to lenders. The Company has been advised by BFGoodrich that upon completion of the Offering it does not intend to continue to finance, or arrange for the financing of, the operations of the Company.

  In May 1996, the Company obtained a loan commitment letter from Texas Commerce Bank for a revolving line of credit ("line of credit") contingent upon the Company receiving net cash proceeds (gross proceeds less underwriting discount) of $13.4 million from the Offering and the negotiation of definitive loan agreements. During the remainder of 1996, and on an ongoing basis thereafter, the Company's ability to borrow under the line of credit is subject to meeting certain financial thresholds, including attaining certain levels of "established profitability," as defined in the commitment letter. Until achieving one such level, the Company may borrow up to $2 million; thereafter, subject to a borrowing base calculation, available advances against eligible receivables may be increased up to a maximum of $6 million. Loans under the line of credit will mature within one year, will be collateralized by the Company's accounts receivable and inventory and will bear interest at the bank's prime interest rate plus one and one quarter percent. The Company will be bound by customary covenants, including restrictions on additional liens or borrowings, as well as the payment of dividends, and affirmative reporting requirements. In addition, the terms of the commitment letter specify that the bank has the option to terminate the commitment on 30 days notice if employment of the chief executive officer of the Company terminates and a qualified successor is not appointed by the Company and approved by Texas Commerce Bank within a specified period of time.

  The Company believes that the available cash balances upon completion of the Offering, after repayment of the amounts identified above and the new bank line of credit, along with cash from operations, will provide sufficient liquidity for the Company to meet its anticipated cash requirements for at least the 12 months following the Offering.

                                   BUSINESS

  DTM Corporation develops, designs, manufactures, markets and supports, on an international basis, rapid prototyping and rapid tooling systems and related materials. The Company's SLS Systems and materials are based on proprietary and patented selective laser sintering technology. Rapid prototyping is the creation of a solid three-dimensional model or prototype directly from CAD data. Rapid tooling is the creation of durable tooling that can be subsequently employed to produce substantial quantities of parts for market introduction. Use of the Company's SLS Systems significantly reduces the time required to produce models and prototypes for testing actual product fit and form, ergonomic design and functionality from what otherwise could be months or weeks to days or, in some cases, hours. The Company's SLS Systems are used to accelerate the design, development and market introduction of products in a wide range of industries, including but not limited to the automotive, aerospace, medical, electronics, telecommunications, computer, appliance, footwear, toy and power tool industries. BFGoodrich currently owns approximately 92 percent of the outstanding Common Stock. See "Principal and Selling Shareholders."

INDUSTRY OVERVIEW

  Since the 1980s, the field of product engineering, design and development has undergone rapid change with ever-increasing emphasis on time to market as a key factor in successful product introduction. The rapid prototyping industry has arisen as a part of, and in response to, this change. In addition, utilization and growth in purchases of rapid prototyping systems have been directly influenced by the availability of CAD installations. During the early years of the rapid prototyping industry, the limited availability of CAD outside of North America restricted growth; however, worldwide installations of CAD have proliferated in recent years, making rapid prototyping technology a viable alternative to conventional methods.

 Development of Rapid Prototyping

  Under conventional technology, models, prototypes, patterns and metal mold inserts are typically created using "subtractive" milling and machining techniques--cutting and sanding solid blocks of materials to arrive at the desired shape. Depending on the material used and the complexity of the part, this process can be time-consuming and expensive. In some cases, the only way to create an appropriate test model or prototype using conventional methods is essentially to duplicate the steps used to create the mass-produced product. The conventional processes can take weeks, and in some cases months, and often introduce costly steps and delays for a manufacturer seeking to take advantage of a new market opportunity.

  The first rapid prototyping systems were introduced in 1986 in an attempt to address some of the cost and time to market disadvantages of conventional technology. These systems were based on stereolithography, a process that uses a laser to convert liquid resin into a solid part. Because of the nature of the resin material, these initial systems were only capable of producing parts for use as concept models that were limited to verification of the design's form and fit. Successive technologies such as selective laser sintering, along with advances in stereolithography, have broadened the applications for rapid prototyping to include functional prototypes and patterns for secondary processes that enable users to test actual product fit and form, ergonomic design and functionality.

 Benefits of Rapid Prototyping

  The capability of rapid prototyping to quickly manufacture models, prototypes, patterns and metal tool inserts affords users the opportunity to save time and money by (i) reducing the product development and design cycle and, consequently, speed the time to market for new products, (ii) avoiding product design and development errors by allowing designers to check the fit, form and function of new designs prior to mass production and (iii) minimizing the use of more costly conventional techniques.

  Rapid prototyping also has made it possible to create patterns that are subsequently converted into usable parts through secondary processes such as the production of non-durable molds and investment casting. A common technique for replicating small numbers of parts is to use a non-durable mold, in which the rapid prototyping pattern is embedded in silicone rubber that hardens, then is cut open to create a mold. The non-durable mold is used to replicate parts by injecting the mold with a plastic polymer. Typically, between 10 and 30 parts can be replicated before the mold breaks down. The Company believes that the creation of patterns for the production of non-durable molds is one of the fastest growing applications in the rapid prototyping market. Investment casting is a common manufacturing process used for the production of metal parts. For investment casting, a rapid prototyping pattern is coated with a ceramic slurry (particles suspended in a liquid). After the slurry has hardened, the ceramic coated pattern is placed in a furnace where the pattern is burned out leaving a ceramic shell. The ceramic shell is cooled and molten metal is poured into the shell. When the metal has hardened, the ceramic shell is removed, leaving a metal part.

  An emerging capability of rapid prototyping is the creation of core and cavity metal mold inserts from metal powder for use in making injection molded plastic parts. The Company believes that its RapidTool process is currently the only commercially practiced rapid prototyping process that produces such prototype tooling from metal powder or that has the potential to produce metal parts from metal powder.

 Market Direction

  According to industry analysts Wohlers Associates, the estimated worldwide market for rapid prototyping goods and services in 1995 was approximately $295 million, a 50 percent increase over 1994. Wohlers Associates projects that the industry will grow at a compound annual rate of approximately 49% for the next two years, reaching a size of over $650 million by the end of 1997. Wohlers Associates further estimated that suppliers of rapid prototyping systems, services and materials accounted for about half of the industry's 1995 revenue, with service bureaus accounting for the remainder. Service bureaus typically offer a full line of product design, prototyping and limited-run manufacturing services. They are generally used by companies that may not be able to justify the cost of their own rapid prototyping system, that have elected to outsource rapid prototyping services or that may choose to investigate different technologies before making their own investment in a rapid prototyping system. The Company anticipates that service bureaus will continue to be a major provider of rapid prototyping goods and services.

  The Company believes that the emerging ability of rapid prototyping to make prototype metal molds for use in plastic injection molding will expand rapid prototyping beyond pattern, model and prototype applications, thereby further fueling market growth. The Company also anticipates that the demand for rapid prototyping materials and related services will grow significantly as the installed base increases and will represent an increasingly significant portion of future total industry revenues.

  DTM believes that the industry is entering a process of market segmentation with a high- and low-end distinction emerging. The low-end segment is characterized by smaller, lower-priced rapid prototyping systems, or "desk-top" systems. These desk-top systems produce models primarily for evaluating design form and fit and are designed with an emphasis on speed of part build as opposed to part accuracy and functionality. Today, this type of application is served by virtually all existing commercial systems regardless of their price or size. The Company also believes that a high-end market segment is emerging, which will be served by rapid prototyping systems, such as the Sinterstation 2000 System, that produce functional parts and can be integrated into rapid manufacturing processes. These systems are generally larger, more complex, more expensive and more versatile than desk-top systems. The Company anticipates that integration of high-end systems into the manufacturing process will occur as rapid prototyping technologies such as selective laser sintering introduce the capability to quickly produce both tooling that can produce parts and the parts themselves in the manufacturers' desired quantities and materials of choice. In particular, the Company believes that the key to continuing widespread acceptance of a particular rapid prototyping system will be its ability to reduce time to market by quickly producing tooling, either permanent or prototype, for functional part production.

THE DTM RAPID PROTOTYPING SOLUTION

  The market for rapid prototyping products and services includes multiple, competing technologies. DTM believes that it is the only company that markets selective laser sintering in North America and one of only two companies that market the technology outside of the United States. See "Business-- Intellectual Property" and "Business--Legal Proceedings." The Company believes that the following characteristics differentiate its selective laser sintering process from other competing rapid prototyping technologies:

  Strong and Durable Functional Plastic Prototypes

  The selective laser sintering process produces parts that can be drilled, painted, equipped with electronics and mounted in working product assemblies that duplicate the final product. Unlike parts produced with many other technologies, these prototypes can be used for rigorous testing of product designs in harsh conditions such as extreme temperatures and high humidity. For example, prototype parts produced using the selective laser sintering process have been placed in automobile engines and operated for up to 30,000 miles. Product development and design teams can minimize performance problems and reduce design errors by testing parts in projected use conditions prior to the mass production of a product.

  RapidTool Process Capability

  The ability to produce metal mold inserts from metal powder reduces the time required to make tooling for the production of substantial quantities of plastic parts for market testing or introduction. Conventional milling and machining techniques can require weeks, and in some cases months, and are labor intensive. The RapidTool process can produce prototype metal mold inserts in less than 10 working days, with minimal supervision. The Company believes that competing, commercial rapid prototyping technologies currently do not have the ability to create tooling from metal powder.

  Wide Range of Applications

  The Company's Sinterstation 2000 System can process six different materials: a polycarbonate powder; two nylon powders; ProtoForm powder (a nylon composite); RapidSteel powder; and TrueForm powder. RapidSteel powder was introduced in late 1995 for use in the Company's RapidTool process. TrueForm powder was introduced in early 1996 for use as a pattern material for non-durable mold applications and investment casting. This range of materials permits the user of an SLS System to produce models, functional prototypes, tooling and patterns. Transition from one material to another, and hence from one application to another, generally takes less than one hour. The Company does not believe that a potential rapid prototyping user could duplicate the SLS System's total materials and applications capability through the use of any other single rapid prototyping system.

  Expandable and Upgradable Technology

  DTM's selective laser sintering technology has potential for expansion, both in terms of improvements to the process and in terms of current and potential powdered sintering materials and applications. The Company believes that a significant advantage of selective laser sintering is that new and improved materials will, in most cases, be capable of being used in existing SLS Systems with very few modifications, if any. In addition, the Company has recently introduced a number of upgrades to the Sinterstation 2000 System that allow current SLS System users to capture the benefits of DTM's SLS System product improvement programs without having to purchase a new SLS System. For example, DTM recently made available to its existing customers a laser scanning upgrade that, with an on-site retrofit, provides enhanced part accuracy and quality. The ability to retrofit SLS Systems affords DTM's customers a degree of protection against the rapid obsolescence found in many products using other emerging technologies.

  SLS System Productivity

  The Company believes that its SLS System has certain productivity advantages over competing rapid prototyping systems. In the selective laser sintering process, the unfused powder remains in the build chamber, supporting the shape of the part during the build. Due to this support, multiple part builds can be stacked in the Sinterstation 2000 System part build chamber, which allows the SLS System to produce multiple parts in a single run. Conversely, competing technologies require multiple runs of a system to create multiple parts. The Company also believes that its SLS System has part build speed advantages over other rapid prototyping technologies.

BUSINESS STRATEGY

  Since its inception, the Company's focus has been on the development and improvement of the SLS System and related materials. During 1995, the Company began shifting its focus to concentrate on the development and execution of an international marketing and distribution strategy for its products. With the advances the Company has recently achieved in the form of the RapidTool process and the introduction of RapidSteel, TrueForm and ProtoForm powders, the Company believes that it is positioned to capitalize on its competitive advantages through the following strategies:

  Capitalize on RapidTool Process Capability

  DTM plans to pursue a leadership role in metal injection mold insert applications by marketing the proprietary RapidTool process to tool making operations within OEMs, service bureaus and tool manufacturing companies. The Company believes that the successful introduction of its RapidTool process will facilitate the integration of the selective laser sintering technology into manufacturing processes, an area that has experienced limited penetration by other rapid prototyping techniques.

  Increase Share of Existing Market Applications

  The creation of strong and durable parts, as well as patterns for secondary processes, are two of the fastest growing existing applications in the rapid prototyping industry. The Company believes that its ProtoForm powder has allowed it to become a leading supplier of rapid prototyping systems for use in the production of functional prototypes. Additionally, TrueForm powder allows the SLS System user to manufacture non-durable patterns that can be used to fabricate non-durable molds, as well as to create rubber parts through investment casting. The Company believes that its TrueForm powder will enhance DTM's ability to market the SLS System to customers in the fast growing pattern segment of the rapid prototyping market. The Company expects to realize increased market share as customer awareness of the benefits of ProtoForm and TrueForm powders increases.

  Expand Selective Laser Sintering Materials Offerings

  Based upon recent successful new materials introductions, the Company believes that it has established the requisite expertise and processes with which to further broaden its selective laser sintering materials product line. Preliminary experiments, coupled with the proven diversity of the selective laser sintering materials capability, lead the Company to believe that in the future it should be possible to (i) broaden the performance of the selective laser sintering process to include the production of metal prototype parts, (ii) develop new and improved functional plastic prototyping materials, (iii) broaden the selective laser sintering metal mold inserts product line to include additional durable materials, (iv) develop a metal material which, when used in the selective laser sintering process, allows for the production in less than 48 hours of durable molds that have a mold production life of up to approximately 500 parts, an application not efficiently served by current rapid prototyping technology and (v) develop a ceramic-based materials system for the production of tools and parts. The Company believes that as a result of this strategy, recurring sources of revenue, such as materials, will become an increasingly larger portion of total revenues.

  Expand Distribution Network

  Throughout the next year, the Company intends to continue to expand its direct sales force, agent network and service and support capabilities. Specifically, the Company intends to increase its direct sales force in Western Europe and North America and extend its agent network into additional key South American,

  Pacific Rim and Eastern European countries. Expansion of the Company's field service and support functions will parallel the growth of the sales organization. The Company intends to emphasize its commitment to customer support by decentralizing its field service and applications support resources into regional offices, thereby minimizing its response time to customer support requests.

DTM'S SELECTIVE LASER SINTERING TECHNOLOGY

 The Selective Laser Sintering Process

  The Company's SLS Systems employ a combination of software and hardware to produce plastic models, functional prototypes and patterns from powdered materials. The patterns can, in turn, be used for secondary processes such as the production of non-durable molds and investment casting. SLS Systems also can be used to produce metal prototype mold inserts. Customers input designs into the SLS System in the form of CAD drawings, typically in STL format, an industry-standard file type that most CAD systems can generate. From the CAD file, SLS Systems quickly and accurately produce models, prototypes, patterns and tooling in the specified shape.

  The Company's selective laser sintering process uses laser energy to sinter powdered material to create solid objects. The object described by the CAD file is built layer by layer using the following technique:

  . As the selective laser sintering process begins, a thin layer of the heat-fusible powder is deposited onto the part-build cylinder within the process chamber.

  . An initial cross-section of the object under fabrication is selectively
    "drawn" on the layer of powder by a heat-generating CO/2/ laser. The interaction of the laser beam with the powder elevates the temperature to the point of melting, fusing the powder particles and forming a solid mass. The intensity of the laser beam is modulated to melt the powder only in areas defined by the object's design geometry.

  . An additional layer of powder is deposited via a roller mechanism on top of the previously scanned layer.

  . The process is repeated, with each new layer fusing to the layer below it. Successive layers of powder are deposited and the process is repeated until the part is complete.

 The RapidTool Process

  The RapidTool process employs selective laser sintering to produce steel/copper composite mold inserts. RapidSteel powder, DTM's polymer-coated steel powder, is placed in the Sinterstation 2000 System. A "green" part (which consists of metal powder held together by the polymer) is then produced by using the laser to selectively sinter the polymer binder and effectively bind the metal particles together, replicating the mold inserts described in a CAD file. The green part is formed using the same layer by layer manufacturing process that is used to make plastic parts. The green part is dipped in a polymer binder solution that infiltrates the part and, after drying for several hours, gives the green part the hardness necessary for the subsequent process step in a furnace. The furnace cycle consists of a multi-stage firing cycle. The first stage burns out the remaining polymers from the steel matrix, the second stage lightly sinters the metal particles together and the final stage infiltrates copper into the steel matrix.

PRODUCTS

 The Sinterstation 2000 System

  The Sinterstation 2000 System contains three key hardware modules: (i) the Powder Engine Module, where the laser sinters the powdered material and builds the prototype, model or mold insert; (ii) the Controls Module, which contains the computer and system operator's console for running the SLS System; and
(iii) the Environment Control Module, which regulates the temperature and atmosphere of the build chamber. The size and number of objects that can be built in the build chamber varies depending on the part size, type of sintering powder used and part configuration. Objects that are larger than the size of the build chamber can often be built in pieces and then assembled with no sacrifice in strength or accuracy.

  The Company has developed a large library of application software designed to control the selective laser sintering process. This software sets parameters and directs the various components of the platform hardware based on the type of material being used in the build process. The Company also has designed a range of service, support and utility software programs to assist customers in optimizing the prototype and mold building process. For example, one of the Company's productivity programs organizes multiple parts within the build chamber for maximum space utilization.

  The Sinterstation 2000 System can be configured for use with a single powder or for any combination of thermoplastics and metal. The list price for an average Sinterstation 2000 System ranges from $325,000 to $375,000, depending on the materials configuration selected by the customer. Systems typically include the SLS System platform including all three modules, material handling equipment, documentation, software licenses, licenses for using DTM-supplied powdered material and installation. The purchase price also includes a one-week training course in operation of the SLS System for up to two of the customer's personnel.

 Sintering Materials

  Polycarbonate and wax were the first sintering materials offered by the Company when it began marketing SLS Systems in 1992. Materials that are available for use in the Sinterstation 2000 System include: a polycarbonate powder; two nylon powders; ProtoForm powder, a composite nylon product used for the production of functional prototypes; RapidSteel powder, a metal powder used for the production of prototype mold inserts; and TrueForm powder, a polymer-based material particularly suited for producing patterns for non-durable molds, as well as for investment casting. The Company believes that its TrueForm powder yields patterns with surface finish, feature detail and level of accuracy required for pattern applications.

  The Company's materials are sold in drums and typically sell for $23 to $37 per pound, depending on the material. Their characteristics and uses are as follows:

      MATERIAL             DESCRIPTION          CHARACTERISTICS               USES
- -------------------------------------------------------------------------------
PROTOFORM POWDER      DTM-developed compos-  Extremely durable,     Models and prototypes
                      ite material consist-  flexible and strong;   with fine detail and
                      ing of nylon and       stands up to harsh     high strength where
                      spherical glass par-   chemicals and demand-  testing in harsh condi-
                      ticles                 ing temperature        tions is required
                                             environments
RAPIDSTEEL POWDER     DTM-developed carbon   Creates durable metal  Injection mold core and
                      steel particles with   mold inserts that can  cavity inserts for pro-
                      a special polymer      produce thousands of   totype hard tooling us-
                      coating                plastic parts          ing DTM's RapidTool
                                                                    process
TRUEFORM POWDER       DTM-developed polymer  Capable of producing   Patterns for making sin-
                      with very fine parti-  ex-tremely smooth,     gle metal parts or low-
                      cle size and spheri-   accurate pattern mas-  quantity plastic parts
                      cal shape              ters                   with complex geometry;
                                                                    thin wall structures
                                                                    where surface finish is
                                                                    important
NYLON AND FINE NYLON  Engineering thermo-    Durable material that  Conceptual models and
                      plastic                can be drilled,        true functional proto-
                                             painted and used in    types of actual products
                                             environments similar   that require snap fits
                                             to the end product;
                                             offers substantial
                                             heat and chemical re-
                                             sistance
POLYCARBONATE         Engineering thermo-    Durable and heat re-   Conceptual models and
                      plastic                sistant                durable pattern masters
                                                                    for plastic short run
                                                                    tooling, metal invest-
                                                                    ment casting and sand
                                                                    casting

  The Company sells its SLS Systems with the materials capabilities selected by the customer and an initial supply of powders. Thereafter customers can add materials capabilities by purchasing materials start-up modules, which include an initial supply of materials plus the software developed by the Company for optimal processing of that particular material. The Company subcontracts with other manufacturing organizations for the production of sintering materials. The Company follows a practice of single sourcing materials with these suppliers.

 Other Products

  Along with the Sinterstation 2000 System and powdered sintering materials, the Company supplies ancillary equipment used for finishing parts as well as processing and handling powdered materials. These products are offered by DTM primarily as a convenience to its customers. However, a specialized furnace used as part of the Company's RapidTool process is manufactured expressly for DTM, which holds the worldwide marketing rights. In addition, DTM is currently the exclusive source of a custom workbench for recycling powder, which is also manufactured solely for the Company.

RESEARCH AND NEW PRODUCT DEVELOPMENT

  The Company's research and development effort focuses on improving core technologies that are critical to future growth. These include development of new materials, as well as improved powder handling technology, laser beam delivery systems and thermal control systems. The Company's development efforts are enhanced through informal development arrangements with key customers, materials suppliers and hardware suppliers. The Company also collaborates on research and development with The University of Texas as well as other universities and research institutions that operate SLS Systems.

  During 1993, 1994 and 1995 the Company devoted approximately $5.8 million, $3.8 million and $3.5 million to research and development, respectively. These expenditures have resulted in ongoing improvement in the selective laser sintering technology. For example, the Company's primary product, the Sinterstation 2000 System, has been improved significantly since the first commercial sale in 1992, which improvements have resulted in higher degrees of accuracy, reliability and productivity. Recent research and development successes in the powder and process area include the introduction of a second nylon powder in 1994, the commercial release of ProtoForm powder in early 1995, the introduction of the RapidTool process and related RapidSteel powder in late 1995 and the commercial release of TrueForm powder in early 1996.

  During the remainder of 1996, the Company expects to be engaged in a number of ongoing research and development projects, some of which may continue into 1997. The Company anticipates that the recently introduced RapidTool process will undergo continuing improvement in order to keep pace with rising customer performance expectations and expects to devote a significant portion of its research efforts for the foreseeable future to that process. DTM expects to invest resources in 1996 in order to broaden its metal materials offering to include the production of metal prototype parts. The Company also is pursuing the development of new metal materials, which, when used in the selective laser sintering process, will allow for the production of durable molds in less than 48 hours and will result in a mold production life of up to approximately 500 parts, an application that the Company believes is not efficiently served by current rapid prototyping technology. Finally, the Company's near-term business plan also anticipates that a redesigned SLS System and new platforms with larger build areas will be available for future market introduction.

  Longer term, the Company believes that the selective laser sintering technology is capable of processing an even wider range of materials, thereby improving the performance of the Company's products in existing applications and advancing the technology into new applications. Based on preliminary experiments, coupled with the proven diversity of the selective laser sintering materials capability, the Company believes that it should be able to
(i) broaden the performance of the SLS System to include the production of prototype metal parts, (ii) develop new and improved functional plastic prototyping materials, (iii) broaden the metal mold inserts product line to include additional durable materials and (iv) develop ceramic materials for the production of special tooling and part applications.

MARKETING AND CUSTOMERS

 Customers

  Rapid prototyping systems are purchased by OEMs, universities and military and defense organizations. The Company's customers include The Boeing Company, Daimler-Benz AG, Eastman Kodak Company, Fiskars Oy, Ford Motor Company, General Motors Corporation, Hughes Christensen, LG Electronics, Inc. (Goldstar), Pratt & Whitney, Rockwell International Corporation, Samsung Electronics Co., Ltd., Toyota Motor Corporation and Whirlpool Corporation, among others. In addition, universities and technical transfer centers in 10 countries had purchased SLS Systems as of May 15, 1996. The Company also sells a substantial portion of SLS Systems to service bureaus. In 1995, approximately 49 percent of the Company's revenues were derived from the sales of products and services to service bureaus, and the Company anticipates that service bureaus will continue to provide a significant portion of its revenues. Many of the Company's customers have purchased more than one SLS System and, based on these experiences, the Company anticipates a significant repeat business with its existing customers.

  Generally, the Company's revenues are derived from sales to a wide variety of customers. However, during 1993 approximately 13 percent of total revenues were derived from sales to one customer. In 1995, approximately 15 percent of total revenues were from sales to another customer. In 1994, the Company did not have a customer representing 10 percent or more of sales revenues. While the Company anticipates that occasional multiple unit purchases by a single purchaser could result in a large percentage of total sales being concentrated in one customer from time to time, it does not consider itself dependent on any particular customer.

 Product Distribution

  The Company distributes its products in the United States, Canada, Western Europe and key Pacific Rim and South American countries. In the United States and Canada, the Company employs a direct sales force. In Germany, the Company's products are distributed by DTM GmbH, a wholly owned German subsidiary. DTM GmbH is a sales and service organization whose efforts are augmented by sales agents in the United Kingdom, Spain, Portugal, Italy and France. The Company also distributes its goods and provides services in the Pacific Rim and South America through a network of agents, including agents in Japan, South Korea, Hong Kong, China, Taiwan, Singapore, Malaysia, Brazil and Argentina. As of May 15, 1996, the Company had shipped SLS Systems to customers in a total of 15 countries.

  DTM's sales agents are selected for their sales and product service capabilities. They generally are experienced in selling products in fields related to rapid prototyping, but agree contractually to represent the Company's products exclusively in the field of rapid prototyping. The sales agents periodically undergo refresher training in SLS System service. Throughout the next year, the Company intends to undertake a significant expansion of its direct sales force, agent network and service and support capabilities.

 Marketing and Sales

  The Company's marketing programs utilize a mix of seminars, trade shows, direct mailings, literature, videos, press releases, telemarketing, brochures and customer and application profiles to identify prospects that match a typical SLS System user profile. The Company also focuses its marketing resources on expanding the use of the selective laser sintering technology by existing customers. This strategy includes marketing SLS Systems, upgrades and related products.

 The Company views ongoing sales to service bureaus as important to its overall business strategy and focuses a significant share of its marketing and selling resources on these target customers. In early 1996, the Company introduced its "DTM OnBoard" marketing program. DTM OnBoard is a strategic partnering effort between DTM and service bureaus. Upon enrollment in DTM OnBoard, the Company trains the service bureau's personnel to promote selective laser sintering applications, conducts joint seminars and direct mail campaigns for sales lead generation and carries out a cooperative marketing program.

  The Company offers an SLS System rental program for customers who wish to test the selective laser sintering technology prior to making a purchase commitment or who wish to get an early start on implementation of the process while waiting for completion of their internal funding process.

SERVICE AND SUPPORT

  The Company maintains a staff of field service and support personnel in Europe and North America. The field service organization is responsible for installations of new SLS Systems and for conducting the Company's warranty service and maintenance program. The Company's sales agents in the Pacific Rim and South America also are trained to service SLS Systems. As a result of the capability of the Company's field service organization and its trained agents, the Company's response time to customer requests for assistance is generally 24 hours or less. The Company's applications support personnel assist customers with SLS System operations and provide advice and assistance on building unusually complicated parts. The applications team also is charged with keeping customers informed of changes and advancements in the selective laser sintering technology or SLS System operating procedures.

  The Company is in the process of decentralizing its field service and applications groups in order to maintain its high level of customer service. In the United States, a service facility was opened in the Detroit area in early 1996. Additional facilities are expected to be opened on the east and west coasts of the United States during 1996. Furthermore, the Company anticipates expanding its Pacific Rim field service capability in 1996 by establishing a field service office in Singapore.

  The Company provides each new customer with a one-week training course in advance of delivery of its SLS System. The course covers SLS System operation and preventive maintenance procedures, materials and process information, safety training and problem-solving techniques. The class includes formal classroom instruction, guided user-interface simulations and actual SLS System operation in the DTM applications laboratory. Supplemental technical assistance is provided to customers through a telephone customer support line or additional on-site training that can be scheduled at the customer's request. Furthermore, when customers add metal powder capability, the Company provides additional RapidTool process training at its facilities in Austin, Texas.

  The Company's SLS Systems are sold with a comprehensive 12-month warranty on parts and labor, which excludes consumable items and the laser charge. The Company's customers may continue the level of service provided by the initial 12-month warranty by purchasing an annual maintenance contract. The maintenance contract provides comprehensive part and labor coverage, preventive maintenance and software upgrades. Historically, approximately 80 percent of the Company's customers have chosen to purchase annual maintenance contracts after expiration of the initial warranty period. For those customers choosing not to purchase annual maintenance contracts, DTM also provides repair and maintenance services on a time and materials basis.

MANUFACTURING

  The Company's manufacturing strategy is based on the outsourcing of major sub-assemblies of the Sinterstation 2000 System, which include the Powder Engine Module, Controls Module and Environment Control Module. The sub-assemblies are built by different suppliers and shipped to Austin, Texas, for assembly. The Company performs final assembly by connecting the sub-assemblies and adding other key components. The SLS System then is put through extensive calibration and testing, which includes making parts from various materials. A final quality check precedes clean-up and packaging for shipment. Assembly and testing at the Company's site comprises a 21-day cycle. When the SLS System arrives at the customer's location, DTM personnel install it and perform on-site testing over a period of two to three days. The Company also assembles upgrade packages and, in some cases, installs those packages.

  Procurement lead time for the major sub-assemblies of the SLS System can be up to 16 weeks. Due to the Company's long lead time for major sub-assemblies, it places orders for such parts on a forecast basis with the intention of moving raw materials inventory immediately into work in process. The Company involves its suppliers in the design and testing stages of new components in order to improve manufacturability. The Company believes that the benefits of maintaining close relationships with its suppliers are more cost efficient product designs and the ability to control manufacturing costs. While the Company subcontracts for manufacture of SLS System components, powdered sintering materials and accessories from single-source, third-party suppliers, multiple sources exist for almost all of the components of the Company's products.

  The Company's manufacturing facilities in Austin, Texas, are currently configured to assemble and test the Sinterstation 2000 System. In the second half of 1996, the Company plans to expand its manufacturing capacity by reconfiguring its existing facilities. With this reconfiguration, the Company believes that it will have sufficient manufacturing capacity to fulfill demand for its SLS Systems in 1996. The Company expects that it will acquire additional space for its operations in early 1997.

INTELLECTUAL PROPERTY

  The selective laser sintering technology was initially developed by researchers at The University of Texas. The first selective laser sintering patent was issued to The University of Texas in 1989. DTM has an exclusive worldwide license from The University of Texas to use the selective laser sintering technology (the "License"), the term of which continues until expiration of the patent rights that are the subject of the License. The License includes the original patents plus a right of first refusal for all improvements thereon. It requires that DTM commercialize the technology, which it has done and continues to do. Under the License, DTM is required to make royalty payments equal to four percent of net sales of SLS Systems and certain powdered materials. In connection with obtaining the License, the Company issued 43,680 shares of Common Stock to The University of Texas. Under the License, The University of Texas reserves the right to practice the patented technology for research and educational purposes. The License can be terminated by The University of Texas (i) if DTM becomes bankrupt or insolvent, (ii) if DTM commits a material breach or default and fails to cure that breach or default within 90 days of notice thereof or (iii) as to foreign jurisdictions, after 1997, if DTM fails to commercialize the technology in that jurisdiction. The License provides that DTM will indemnify The University of Texas from expenses or damages incurred by The University of Texas arising from DTM's use of the licensed subject matter.

  The Company has further refined and improved the selective laser sintering process and materials and has been issued patents in its own name for many of those developments. As of May 15, 1996, the Company owned or had exclusive licenses to 24 U.S. patents and 10 pending U.S. applications. As of the same date, the Company had an exclusive license to a European patent relating to selective laser sintering, and the Company owned or had exclusive licenses to three allowed European patents (i.e., initial approval had been granted), five additional pending European applications and two international Patent Cooperation Treaty applications. In addition, the Company owns or has exclusive rights to six issued patents and 18 pending applications in other countries outside of the United States and Europe. Technology that is covered by existing patents or is the subject matter of pending patent applications includes some or all of the following aspects: (i) the fundamental elements of the selective laser sintering process; (ii) related inventions on powder delivery, beam delivery and thermal control; (iii) certain of the sintering powders that DTM has developed; (iv) certain combinations of powdered materials; and (v) certain post-processing steps for part finishing. Pending patent applications cover recent developments in composite materials, as well as specially tailored powder formulations that produce exceptional feature detail and surface finish. It is anticipated that DTM will make additional patent application filings as a result of research currently in progress.

  Some of the Company's patents have been acquired from third parties other than The University of Texas. DTM acquired certain patents in the powdered materials area through assignment from BFGoodrich in 1992. In 1992, DTM acquired a patent that was originally issued to Mr. Ross Housholder in 1981. The Company believes that this patent is a pioneer patent in the rapid prototyping field. This patent is currently under reexamination by the U.S. Patent and Trademark Office, such reexamination having been initiated by a competitor during patent litigation in response to a claim of infringement by the Company. In this reexamination, the patentability of certain of the claims of the patent has been confirmed, however, a significant claim of the patent in the field of rapid prototyping has been found unpatentable by the U.S. Patent and Trademark Office. The rejection of this claim, in its amended form, and of some claims added during the reexamination, has been made final, but other claims of business importance that were added to the patent during the reexamination and that contain additional limitations have been indicated as allowable. The Company intends to pursue the prosecution of this reexamination in its best business interests, and is currently considering its strategy in that regard. While the Company continues to believe that it has a sound position in favor of the patentability of the rejected patent claim in its amended form, there can be no assurance that the rejected patent claim will continue to be pursued, or that it will eventually be allowed. Although the rejected patent claim may have value to the Company because of its coverage over certain aspects of the field of rapid prototyping, the Company has rights under other, unrelated patents that would continue to protect certain aspects of its selective laser sintering technology.

  Most of the key claims of the U.S. patents covering selective laser sintering, excluding the Housholder patent, have been submitted internationally in combined form. The first European Patent Office ("EPO") patent, which was issued in December 1994, gave DTM rights under patent coverage in Europe. However, this patent is currently the subject of an opposition proceeding before the EPO initiated by a competitor of the Company. The competitor has alleged that the patent claims are too broad and repetitious, as well as that the subject matter is not novel and does not involve an inventive step. The Company believes that it has a sound position and is vigorously defending the validity of this patent. The Company is the plaintiff in a lawsuit in the United States involving claims of infringement of certain of the Company's patents and is in the process of initiating similar litigation in Europe. See "Business--Legal Proceedings."

  The Company has three trademarks registered with the U.S. Patent and Trademark Office and has filed applications for registration of an additional four trademarks.

LEGAL PROCEEDINGS

  The Company is party to three legal proceedings with respect to its patents. DTM filed an action in the U.S. District Court for the Eastern District of Wisconsin on October 24, 1995, against a company operating an SLS System. DTM alleges that the defendant willfully infringed DTM's patents. The action is based on the use by the corporate defendants of certain powders in the selective laser sintering process without a license from DTM. The Company seeks injunctive relief, damages and attorneys fees. Defendants assert affirmative defenses of patent invalidity and implied license and also seek attorney fees. Discovery commenced in late 1995, and it is not possible at this time to predict the outcome of this proceeding.

  The Company initiated patent litigation in France in March 1996 and in Germany in April 1996 against EOS GmbH ("EOS"), a German competitor, and one of EOS's customers for infringement. The Company has alleged that EOS is selling rapid prototyping systems in Europe that make unauthorized use of selective laser sintering technology covered by the European patent under which DTM has exclusive rights. The Company seeks injunctive relief plus damages. It is anticipated that this litigation will be pursued in conjunction with the EPO proceeding in which EOS has opposed the validity of that European patent. It is not possible at this time to predict the outcome of this proceeding. See "Business--Intellectual Property."

COMPETITION

  The market for rapid prototyping systems and materials is highly competitive. Several United States-based companies other than DTM are in various stages of developing and marketing rapid prototyping systems and services. These companies include 3D Systems Corporation ("3D Systems"), BPM Technology, Inc., Helisys, Inc. ("Helisys"), Sanders Prototype, Inc., Soligen Technologies, Inc. and Stratasys, Inc. ("Stratasys"). Of these, 3D Systems, Helisys and Stratasys compete with DTM on a worldwide basis. The Company also faces competition in various regions outside North America from companies such as EOS and several Japanese companies, including CMET (Mitsubishi) and D-MEC (Sony-JSR).

  A number of the companies participating in the rapid prototyping industry have developed or may be developing desk-top systems that are sold or will be sold primarily on the basis of price. DTM believes that these companies include 3D Systems, BPM Technology, Inc., Denken Engineering Co., Ltd., Helisys, Kira Corporation, Sanders Prototype, Inc. and Stratasys, among others. Their products are based on ink jet printing, plastic extrusion or paper laser cutting and laminating technologies. The Company expects that low-end products eventually will be priced at less than $50,000. Competing for the low-end desk-top market segment is not part of the Company's business strategy and the Company does not consider the desk-top systems to provide competition in the high end of the market.

  The Company believes that its principal competitors for the plastic model, functional prototype and pattern-creation segments of the rapid prototyping market are 3D Systems, EOS and CMET (Mitsubishi). They employ a stereolithography ("SLA")-based process that utilizes ultraviolet light sources to polymerize liquid monomers into a solid plastic object. 3D Systems was the first company to commercially introduce rapid prototyping technology. The Company competes with 3D Systems on a worldwide basis and anticipates that its competition with CMET (Mitsubishi) primarily will be confined to Japan. EOS, located in Munich, Germany, markets systems based on both SLA and SLS technologies, principally in Western Europe. EOS has been sued in Germany by DTM for infringement of selective laser sintering technology patents. 3D Systems also has instituted patent litigation against EOS. See "Business-- Intellectual Property" and "Business--Legal Proceedings."

  The Company competes for business with other rapid prototyping companies primarily on the basis of product performance, reliability, accuracy and versatility, as well as price and product service. The Company also competes for business with conventional machining and milling techniques, which continue to be the most common methods by which plastic models, functional prototypes and tool inserts are manufactured.

EMPLOYEES

  At May 15, 1996, the Company had 109 full-time employees. Approximately 40 percent of the Company's employees are involved in engineering, research and development and engineering product support. None of the Company's employees are represented by a union and the Company has no prior experience with a work stoppage. The future success of the Company depends on its ability to attract and retain a qualified work force including employees with critical engineering and selling skills.

FACILITIES

  The Company currently occupies a 30,000-square foot facility at 1611 Headway Circle, Building 2, Austin, Texas. The Company's lease on this facility expires November 30, 1997, at which time the Company has an option to renew the lease at then-current market rates. This facility houses the bulk of the Company's operations except for off-site sales offices located in various areas of the United States and offices of the Company's German subsidiary, which are leased. The Company also leases a warehouse in Austin, Texas, primarily for the purpose of maintaining an inventory of selective laser sintering powders. DTM expects that such facilities will be sufficient to support the Company's operations through the remainder of 1996. The Company expects that it will acquire additional space for its operations in early 1997. See "Business--Manufacturing."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of March 31, 1996 are set forth below. All directors were elected or re-elected on March 19, 1996. The term of each director will continue until the 1997 annual meeting of the Company's shareholders.

          NAME            AGE                       POSITION
          ----            ---                       --------
D. Lee Tobler...........   62 Chairman of the Board and Director
John S. Murchison, III..   55 Chief Executive Officer, President and Director
Michael A. Ervin........   53 Vice President, Engineering
Gregory A. Logwinuk.....   44 Vice President, Treasurer and Secretary
Daniel J. Dapper........   39 Vice President, North American Sales
Klaus J. Esser..........   51 Vice President, European Sales, DTM GmbH
Thomas L. Lee...........   42 Vice President, Marketing
Dennis K Medler.........   49 Vice President, Pacific Rim and South American Sales
Marshall O. Larsen......   47 Director
Alexander MacLachlan....   63 Director
Thomas G. Ricks.........   43 Director
Steven G. Rolls.........   41 Director

  D. Lee Tobler is Chairman of the Board of the Company. He has served in that capacity since March 1996 and as a director since September 1993. Mr. Tobler is currently Executive Vice President and Chief Financial Officer of BFGoodrich, the Company's majority shareholder, having joined BFGoodrich in those capacities in early 1985 and having served as a director of BFGoodrich since April 1985. Mr. Tobler is a member of the Company's Audit, Compensation and Financial Policy Committees.

  John S. Murchison, III joined the Company as Chief Executive Officer and President in September 1990. He was a Director of the Company from September 1990 through September 1993 and currently serves as a Director, having been again elected as a member of the Board of Directors in March 1996. Prior to joining the Company, Mr. Murchison was a General Manager for The Pratt Group, a privately held Australian-based company with worldwide holdings in packaging, insurance, banking and trading, from 1987 to 1990.

  Michael A. Ervin, the Company's Vice President, Engineering, joined DTM in April 1993. He had 22 years of experience in manufacturing, research and development with E.I. DuPont de Nemours and Company ("DuPont") prior to joining DTM. Most recently, he was Vice President of Research and Development for DuPont's Imaging System and Medical Products Sector from 1990 to 1992.

  Gregory A. Logwinuk, the Company's Vice President, Treasurer and Secretary, is a certified public accountant and joined DTM in July 1994. From June 1992 to June 1994, Mr. Logwinuk worked with various start-up companies in different financial capacities. From January 1991 to June 1992, he served as Chief Financial Officer for Eastern Environmental Services, Inc. Prior to 1991, Mr. Logwinuk held financial management positions with Carbon Products Operation, Inc., a wholly owned U.S. subsidiary of Morgan Crucible, plc., Solvay Veterinary, Inc., a U.S. subsidiary of Solvay & Cie. and MCO Resource, Inc., and was also an audit manager with Arthur Andersen & Co.

  Daniel J. Dapper joined the Company in July 1995 as Vice President, North American Sales. Prior to joining the Company, from July 1990 to June 1995 he held positions in sales and management with Parametric Technology Corporation, developer of the Pro/ENGINEER mechanical design automation software.

  Klaus J. Esser joined DTM GmbH in 1993 as Sales Engineer, Germany, and was subsequently appointed Vice President, European Sales. Prior to joining DTM GmbH, Mr. Esser was Sales Manager, Northern Europe, GUS and Middle East, with 3D Systems GmbH, having joined that company in 1989. Prior to working in the rapid prototyping industry for DTM GmbH and 3D Systems GmbH, he served in sales, technical service and engineering capacities for companies in the automotive and materials testing fields.

  Thomas L. Lee joined the Company in October 1995 as Vice President, Marketing. From February 1993 to September 1995, Mr. Lee was a Marketing Consultant for Foundation Marketing. He was a Division Marketing Manager for Tektronix, Inc., a manufacturer of test and measurement instrumentation systems from October 1991 to February 1993. From July 1990 to October 1991, he was a marketing manager for Sequent Computer Systems. More than 12 years of his career were spent in marketing and management roles at Intel Corporation.

  Dennis K Medler joined the Company as Executive Vice President, Sales and Marketing in September 1993, and was subsequently appointed as Vice President, Pacific Rim and South American Sales in July 1995. He initially worked for DTM as Vice President, Sales and Marketing from 1988 to 1990 as the Company entered the rapid prototyping industry. From April 1991 to December 1992, Mr. Medler served as Vice President, Sales and Marketing of 3D Systems and from January 1993 to September 1993, he served in a similar position with Point Control Company, a software company.

  Marshall O. Larsen has served as a Director of the Company since January 1996. Mr. Larsen is the President and Chief Operating Officer of BFGoodrich Aerospace, one of two major business segments of BFGoodrich. He joined BFGoodrich in 1977 and has served in various managerial positions, including assistant to the President, and most recently, Group Vice President, BFGoodrich Aerospace. He is a member of the Company's Compensation and Financial Policy Committees.

  Alexander MacLachlan has served as a Director of the Company since March 1996. From December 1994 to March 1996, Mr. MacLachlan served as Deputy Under Secretary for the U.S. Department of Energy with oversight responsibilities for technology transfer and laboratory operations. Prior to that time, he held the position of Senior Vice President, Research and Development, and Chief Technical Officer for DuPont beginning in 1986. He is a member of the Company's Audit Committee.

  Thomas G. Ricks has served as a Director of the Company since May 1988. From August 1991 to March 1996, he served as Chairman of the Board of the Company. Since March 1996, he has served as President and Chief Executive Officer of The University of Texas Investment Management Company, a non-profit corporation engaged exclusively in providing investment management services to the Board of Regents of The University of Texas, a minority shareholder in the Company. From August 1988 through March 1996, he held several financial and asset management positions at The University of Texas. Mr. Ricks serves as a member of the Audit, Compensation and Financial Policy Committees of the Board of Directors. Mr. Ricks also is a director of the Newfield Exploration Company, LifeCell Corporation and BDM International, Inc.

  Steven G. Rolls has served as a Director of the Company since August 1994. Mr. Rolls joined BFGoodrich as a Financial Analyst in 1981 and progressed through a number of positions, including, most recently Vice President, Finance of BFGoodrich Aerospace from 1989 until being elected Vice President and Controller of BFGoodrich in 1993. He is a member of the Company's Audit and Financial Policy Committees.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation of the Company's Chief Executive Officer and its four other most highly compensated executive officers (collectively, the "Named Officers") for services rendered in all capacities to the Company during the fiscal year ended December 31, 1995:

                          SUMMARY COMPENSATION TABLE

                             ANNUAL COMPENSATION   LONG TERM COMPENSATION
                             --------------------- ----------------------
                                                   SECURITIES UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY    BONUS(1)         SARS(#)(2)       COMPENSATION
- ---------------------------  ---------- ---------- ---------------------- ------------
John S. Murchison, III,
 President..............     $  125,355 $     --          160,000           $   714(3)
Michael A. Ervin, Vice
 President,
 Engineering............        122,730       --           80,000             1,075(4)
Gregory A. Logwinuk,
 Vice President,
 Treasurer and
 Secretary..............         89,010       --           80,000            37,296(4)
Dennis K Medler, Vice
 President, Pacific Rim
 and South American
 Sales..................        105,000    31,997          60,000               --
Daniel J. Dapper(5),
 Vice President, North
 American Sales.........         59,000    49,203          50,000            12,229(4)

- --------
(1) Comprised solely of commissions on product sales.
(2) Consists of units of stock appreciation rights granted under the Equity Appreciation Plan. In connection with the closing of the Offering described herein, the SARs will convert into options to purchase Common Stock as follows: Murchison, 132,160 shares; Ervin, 66,080 shares; Logwinuk, 66,080 shares; Medler, 49,560 shares; and Dapper, 41,300 shares. See "Management--Equity Appreciation Plan."
(3) Consists of portions of club membership dues attributable to personal use.
(4) Comprised solely of relocation expense reimbursements.
(5) Consists of compensation paid for services rendered to the Company beginning in July 1995 when Mr. Dapper joined the Company.

  The following table sets forth information regarding the number and value of SARs granted during 1995 to the Named Officers:

                        SAR GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                          ---------------------------------------------------
                                                                                    POTENTIAL REALIZED
                                                                                     VALUE AT ASSUMED
                           NUMBER OF                                              ANNUAL RATES OF STOCK
                           SECURITIES    % OF TOTAL                               PRICE APPRECIATION FOR
                           UNDERLYING   SARS GRANTED   EXERCISE OR                     OPTION TERM
                          SARS GRANTED TO EMPLOYEES IN BASE PRICE  EXPIRATION ------------------------------
          NAME                (#)        FISCAL YEAR     ($/SH)       DATE     0%($)     5%($)      10%($)
          ----            ------------ --------------- ----------- ---------- -------- ---------- ----------
John S. Murchison, III..    132,160           16%         $1.69    06/29/2005 $736,131 $1,733,508 $3,263,679
Michael A. Ervin........     66,080            8%          1.69    06/04/2005  420,269    918,957  1,684,043
Gregory A. Logwinuk.....     66,080            8%          1.69    03/27/2005  524,014  1,022,703  1,787,788
Dennis K Medler.........     49,560            6%          1.69    04/05/2005  393,011    767,027  1,340,841
Daniel J. Dapper........     41,300            5%          1.69    08/10/2005  197,414    509,094    987,273

  The following table sets forth information regarding the exercise and value of SARs held at December 31, 1995 by the Named Officers:

  AGGREGATED SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END SAR VALUES

                                                                  NUMBER OF
                                                                 SECURITIES           VALUE OF
                                                                 UNDERLYING          UNEXERCISED
                                                                 UNEXERCISED        IN-THE-MONEY
                                                                   SARS AT             SARS AT
                                                             FISCAL YEAR END (#) FISCAL YEAR END ($)
                                                             ------------------- -------------------
                          SHARES ACQUIRED                       EXERCISABLE/        EXERCISABLE/
          NAME            ON EXERCISE (#) VALUE REALIZED ($)    UNEXERCISABLE       UNEXERCISABLE
          ----            --------------- ------------------ ------------------- -------------------
John S. Murchison, III..        --               --               0/132,160          $0/859,040
Michael A. Ervin........        --               --                0/66,080           0/481,723
Gregory A. Logwinuk.....        --               --                0/66,080           0/585,469
Dennis K Medler.........        --               --                0/49,560           0/439,102
Daniel J. Dapper........        --               --                0/41,300           0/235,823

DIRECTOR COMPENSATION

  In March 1996, the Company instituted a program under which its non-employee, non-affiliated directors will be paid an annual retainer of $15,000, a fee of $1,000 for each board meeting attended and a fee of $800 for each committee meeting attended. The Company permits directors to defer all or part of their compensation, if they so choose. Under these arrangements, the only directors who are eligible to receive compensation are Messrs. Ricks and MacLachlan. Mr. Ricks' compensation is paid to The University of Texas Investment Management Company.

EQUITY APPRECIATION PLAN

  In January 1995, the Company established the DTM Corporation Equity Appreciation Plan. An aggregate of 10,000,000 phantom stock units were created thereunder, and 1,000,000 of such units were allocated for the issuance of a like number of phantom stock appreciation rights ("SARs") to employees of the Company. The value of each phantom stock unit as of any date is equal to the fraction obtained by dividing the total value of the Company (as determined under the Equity Appreciation Plan) as of such date by 10,000,000. The total value of DTM as of any date is deemed for purposes of the Equity Appreciation Plan to be equal to a valuation of DTM, using a methodology approved by the Board of Directors, as of the end of the immediately preceding fiscal year made by an independent third party, subject to approval of the Board of Directors.

  Of the 1,000,000 authorized SARs, 999,000 have been granted to eligible employees and are outstanding as of the date of this Prospectus. All employees of the Company participated in the Equity Appreciation Plan as of May 20, 1996. Each granted SAR represents the right to receive the dollar amount of any appreciation in the value of one phantom stock unit between the date on which the SAR is granted and the date on which it is exercised. While the SARs are not exercisable until the occurrence of a "Change of Control" (as defined in the Equity Appreciation Plan), upon the date of execution of the underwriting agreement relating to the Offering (the "Conversion Date"), all SARs then outstanding will convert into immediately exercisable options to acquire Common Stock ("EAP Options"). The 999,000 SARs outstanding as of the date of this Prospectus will convert into EAP Options to acquire an aggregate of an estimated 825,175 shares of Common Stock. Options to purchase 798,743 shares of Common Stock (those options arising from the conversion of SARs awarded in 1995) will be exercisable for $1.69 per share. The remaining options to purchase 26,432 shares of Common Stock (those options arising from the conversion of SARs awarded in 1996) will be exercisable for $11.16 per share. Each EAP Option will continue to be exercisable through the tenth anniversary of the grant of the SAR from which it was converted. Each holder of an EAP Option may exercise it in full or in part. EAP Options are only exercisable for cash.

  The conversion of SARs into immediately exercisable EAP Options with exercise prices less than the market price per share of Common Stock on the Conversion Date (such market price being deemed for such purposes to be equal to the Offering price) will result in the recognition by the Company of a non-recurring, non-cash compensation expense measured by the difference between the aggregate market value of the shares of Common Stock subject to such options and the aggregate exercise price of such options (compensation expense of approximately $8 million if the Offering price is $12.00 per share). Such compensation expense would be expected to materially adversely affect operating results in the quarter and year in which it becomes probable that the closing of the Offering will occur.

  On March 19, 1996, the Board of Directors capped at 1,000,000 the aggregate number of SARs that can be granted under the Equity Appreciation Plan.

STOCK OPTION PLAN

  In January 1996, the Company adopted the DTM Corporation Stock Option Plan (the "Option Plan"), which authorizes the Compensation Committee of the Board of Directors (the "Compensation Committee") to grant options to key management employees to acquire up to 764,400 shares of Common Stock, at option prices of not less than 100 percent of the fair market value of the Common Stock on the date of grant. No options have been granted under the Option Plan.

  Under the Option Plan, options are granted upon terms and conditions established by the Compensation Committee, which terms and conditions include the option price, the term of the option (which in no event shall exceed 10 years), the status of the option as a non-incentive stock option, or an incentive or other statutory stock option, the date on which the option will first become exercisable, and the type of consideration that may be used to exercise an option, which may include existing shares of the Common Stock. Options granted under the Option Plan will vest in three separate installments with 35 percent of the options granted becoming exercisable on the first anniversary date of the option grant, 35 percent becoming exercisable on the second anniversary date and 30 percent becoming exercisable on the third anniversary date. The Compensation Committee also has the right to determine the length of time, if any, following the termination of an optionee's employment by reason of death, disability or retirement during which an outstanding option may remain exercisable, except that in no event may an option remain exercisable for more than 10 years after the date of grant. The Option Plan also authorizes the Compensation Committee to grant stock appreciation rights, pursuant to which stock options may be surrendered to the Company in exchange for consideration equal to the difference between the option price and the fair market value of the Common Stock on the date of surrender.

  All grants of options will be subject to agreements between the Company and the optionee, which will contain the terms and conditions of the option and will bind the optionee to any temporary restrictions on sales of Common Stock required by the underwriters in any public offering of the Common Stock.

MANAGEMENT INCENTIVE PLAN

  In January 1996, the Company adopted the DTM Corporation Management Incentive Plan (the "MIP Plan"), which provides for the grant of incentive compensation to key management employees who have the potential to positively influence the performance of the Company, as a reward for levels of performance above the ordinary performance standards compensated by base salary.

  Under the MIP Plan, each participant is assigned a "cash bonus target" of 25 to 50 percent of base salary, depending upon the management level of the particular individual. Each year, the Compensation Committee creates corporate performance measures, establishes targets for each such measure and, if it so chooses, assigns different weights to each measure. The MIP Plan is structured so that if each measure is met precisely, the MIP Plan establishes a bonus equal to each individual's cash bonus target. If the performance measures are exceeded, or if they are not met, a greater or lesser bonus is paid, depending upon the extent to which actual performance varies from the performance target and the weights given to the particular performance measures. Under the MIP Plan, minimum thresholds are established that must be reached if any bonus is to be paid. If the minimum thresholds are met or exceeded, the bonus payable will be between 50 percent and 150 percent of the individual's cash bonus target. The corporate performance measures that may be used by the Company in any given year may include net income, pretax income, consolidated operating income, operating income return on net capital employed, cash flow, working capital, return on equity, return on assets and earnings per share. The Compensation Committee and the Company's management has discretion to adjust individual bonus payments up or down on a case-by-case basis.

  Prior to 1996, no awards were made under the MIP Plan. The first targets were established under the MIP Plan for performance during the Company's 1996 fiscal year and are based on net profit and free cash flow milestones. No payments are due to be paid until early 1997, assuming performance targets are met.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors was formed in April 1990. During 1995, the members of the Compensation Committee were Messrs. Rolls, Ricks and Tobler. The Compensation Committee oversees administration of the Company's employee benefit plans and compensation policies.

                             CERTAIN TRANSACTIONS

SHAREHOLDERS' AGREEMENT

  The Company and all of its existing shareholders are parties to a shareholders' agreement (the "Shareholders' Agreement") that was originally entered into in March 1988, and has been amended periodically since that time, having been significantly amended and restated in late 1989 in connection with BFGoodrich's initial involvement in the Company, and amended and restated again in April 1996. Most of the provisions of the Shareholders' Agreement will terminate as of the completion of the Offering. The following summary of the Shareholders' Agreement is qualified in its entirety by reference to the full Shareholders' Agreement, which is filed as Exhibit 10.9 to the Registration Statement of which this Prospectus is a part.

  Under the Shareholders' Agreement, the existing DTM shareholders have certain rights of participation in public offerings by the Company of Common Stock, sometimes referred to as "piggyback" registration rights. These rights continue for the benefit of the parties who are shareholders at the time of an initial public offering to subsequent offerings of Common Stock undertaken by the Company. However, if the underwriter of such an offering determines that not all shares tendered for a public offering can be sold, then the shares tendered by each shareholder will be reduced proportionately. Participating shareholders must enter into underwriting agreements, make representations and share in registration and filing fees. DTM is obligated to pay all other costs associated with a public offering and must indemnify shareholders for certain liabilities that could arise in the context of a registered public offering of Common Stock. Shareholders have a reciprocal obligation of indemnification for information supplied by them. Shareholders' registration rights terminate when two conditions are met: (a) there is a public market for the Common Stock; and
(b) their Common Stock can be sold pursuant to Rule 144 under the Securities
Act.

  Two shareholders expressed interest in exercising their registration rights in connection with the Common Stock offered at the time of the Offering. Their shares have been included to the extent described herein. See "Principal and Selling Shareholders." Following the Offering described herein, it is expected that only BFGoodrich will have ongoing registration rights.

  Under the Shareholders' Agreement, shares of Common Stock are subject to restrictions on transfer until such time as there is a public market for the Common Stock. In addition, the Shareholders' Agreement contains a methodology whereby the Common Stock can be valued in advance of the existence of a public market for purposes of exercises of rights of first refusal and for certain other purposes thereunder. The Shareholders'

Agreement terminates automatically, except for the obligations related to compliance with securities laws on transfer and certain registration rights, when there is a public market for the Common Stock, as defined in the Shareholders' Agreement. The remaining provisions of the Shareholders' Agreement may be terminated only by shareholders holding 85 percent of the outstanding shares subject to that agreement.

  In April 1996, the Shareholders' Agreement was substantially amended and restated. Provisions that had been amended or superseded, or that had expired, either by agreement or the passage of time were deleted and various amendments were incorporated. A provision allowing certain minority shareholders to initiate an initial public offering of the Common Stock was deleted, with BFGoodrich agreeing to deletion of a corresponding provision allowing it to purchase minority shares in lieu of a shareholder-initiated initial public offering. Special provisions granting BFGoodrich certain representation rights on the Board of Directors, and committees thereof, were deleted. The survival of registration rights after an initial public offering of the Common Stock was limited to those parties who were parties to the Shareholders' Agreement at the time of the amendment and restatement in April 1996. Finally, certain rights to include minority shares in a sale of outstanding Common Stock were revised to terminate at the time of an initial public offering.

INDEMNIFICATION AND LIABILITY OF OFFICERS AND DIRECTORS

  The Company's directors and officers are granted certain indemnities by virtue of the Articles of Incorporation and Bylaws of the Company. Under the Articles of Incorporation, directors cannot be held liable to shareholders for monetary damages except in the event of breach of the duty of loyalty, bad faith, intentional misconduct or knowing violations of law and certain other specified events. The Bylaws of DTM also contain provisions consistent with Texas law providing for indemnification of directors, officers, employees and agents acting on behalf of the Company. There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought. The Company is not aware of any pending or threatened litigation that could result in claims for indemnification by any director or officer.

  Individuals who serve as directors and executive officers of the Company are included in the directors and officers insurance coverage of BFGoodrich, as part of the insurance program that BFGoodrich maintains for its business units and subsidiaries. DTM directors who are also employees of BFGoodrich are entitled to indemnification pursuant to BFGoodrich's bylaws. Furthermore, BFGoodrich's bylaws provide for discretionary indemnification for certain other persons acting as officers or directors of its subsidiaries.

TERMINATION OF OPTION AGREEMENTS

  In April 1991 and again in December 1991, in connection with the sale of shares of Common Stock in its 1990 through 1992 capitalization efforts, the Company granted shareholders the right to purchase options to sell shares purchased in these capitalizations back to the Company. The options generally are exercisable after five years. DTM's obligation to repurchase such stock, however, is limited to its ability to fund such payments (or borrow the required funding) without jeopardizing the ongoing existence or financial stability of DTM or without materially and adversely affecting preexisting or foreseeable capital spending programs. The options purchased in the April 1991 transactions have expired unexercised. Due to conditions on the exercise of the remaining options that were deemed highly unlikely to be fulfilled, the remaining outstanding options to sell will terminate by voluntary agreement of the parties thereto, including the Company, DTM Holdings Ltd., BFGoodrich and Dr. Joseph Beaman, effective on or prior to the closing of an initial public offering of the Common Stock.

OUTSTANDING LINES OF CREDIT; FINANCING TRANSACTIONS

  The Company has outstanding with NationsBank of Texas, N.A. ("NationsBank"), a credit line of up to $4.7 million and a similar credit line with National City Bank, of Cleveland, Ohio, for $3.5 million. As of May 15, 1996, the Company had outstanding the full $8.2 million available under these credit facilities. BFGoodrich has issued to NationsBank and National City Bank comfort letters on behalf of DTM in connection with these credit lines. Both the NationsBank and the National City Bank lines of credit expire as of July 31, 1997. In addition, BFGoodrich has provided to the Company two backup lines of credit in the amounts of $2.0 million and $1.0 million, respectively which may be utilized if the NationsBank and National City Bank lines of credit are fully drawn. As of May 15, 1996, the Company had outstanding the full $3.0 million available under the backup lines of credit. These lines of credit bear interest at a rate equal to the prime commercial lending rate of Citibank, N.A. The BFGoodrich backup lines of credit mature March 1, 1997, and December 31, 1996, respectively or, if earlier, at the time of completion of the Offering of Common Stock described herein. The Company has committed to prepay and terminate all of the borrowing facilities referred to above shortly following completion of the Offering. The Company plans to replace them with a stand-alone commercial borrowing facility that would be available to finance its then current operations, including temporary cash shortages, or to meet future, currently unforeseen cash needs.

  In March 1993, BFGoodrich exercised its option to convert its then-existing loan of $3.0 million to the Company into 436,800 shares of common stock ($6.87 per common share) as specified in the promissory note. In addition, under another agreement, the conversion of the $3.0 million loan to equity resulted in the issuance of 126,665 additional shares of common stock to BFGoodrich. In January 1993, DTM executed a $4.5 million promissory note with BFGoodrich bearing interest at Citibank prime rate plus one percent. In December 1993, BFGoodrich exercised its option to convert the promissory note to equity. The promissory note, including principal of $4.5 million and related unpaid interest of $244,000 under the note at December 1993, was converted to 1,036,190 shares of Common Stock ($4.58 per common share) as specified in the promissory note.

CERTAIN ARRANGEMENTS WITH BFGOODRICH

  The Company is a party to a tax allocation agreement with BFGoodrich. This agreement provides for DTM to receive credit from BFGoodrich equal to the tax benefit related to the losses DTM creates, to the extent that those losses are utilized in the consolidated federal income tax return of BFGoodrich. As a result of the sale of shares of Common Stock in the Offering described herein, the ownership of outstanding Common Stock by BFGoodrich will decrease to less than 80 percent. In that event, BFGoodrich will not be able to include DTM's income or loss in BFGoodrich's consolidated federal income tax return effective as of the time the 80 percent threshold is no longer met and, consequently, DTM would lose the potential future benefit of the tax allocation agreement between DTM and BFGoodrich. While DTM would be able to use loss carryovers accrued during the time before the Company's taxes were consolidated with those of BFGoodrich, these carryovers are subject to significant annual limitations due to substantial changes in DTM's ownership. In addition, BFGoodrich currently provides tax administration services and participation in a group program for various types of insurance on a regular basis, along with certain treasury and legal assistance on a periodic basis. These arrangements are on terms that could be considered more favorable to the Company than arms-length transactions. The Company expects that these arrangements will be discontinued, or amended to include arms-length terms, as BFGoodrich's percentage ownership interest in the Company decreases. See "Risk Factors--Loss of Tax Allocation Agreement and Other Benefits from BFGoodrich."

  As of March 31, 1996, the Company had payables outstanding to BFGoodrich in the approximate amount of $538,000, reflecting payments made on behalf of the Company for payroll taxes and certain insurance. Additionally, DTM had accrued interest on the promissory note to BFGoodrich in the approximate amount of $22,000. Under the terms of the tax allocation agreement with BFGoodrich, as of March 31, 1996, the Company had a receivable of approximately $474,000 related to its first quarter losses.

  In December 1992, BFGoodrich transferred to DTM the intellectual property rights used in its business of developing and selling powdered materials for SLS Systems, in exchange for Common Stock. In connection with that transfer, BFGoodrich entered into a non-competition agreement with DTM, in which BFGoodrich agreed not to compete with DTM in the development or manufacture of materials for use in DTM's SLS Systems, or of selective laser sintering systems themselves. This agreement will expire on the fifth anniversary of the date that BFGoodrich no longer owns, directly or indirectly, more than 50 percent of DTM's voting stock.

CERTAIN MATTERS AFFECTING CORPORATE GOVERNANCE

  Mr. Ricks was elected to the Board of Directors pursuant to a license agreement between the Company and The University of Texas, which agreement grants The University of Texas the right to maintain one Director on the Company's Board. The University of Texas, however, has agreed to the deletion of that provision contemporaneously with the closing of the Offering. Until the March 1996 annual meeting of the Company's shareholders, BFGoodrich had the right, under the Shareholders' Agreement, to nominate directors proportionate to its percentage ownership of outstanding Common Stock, subject to the rights of The University of Texas to elect one director. Preceding the 1996 annual meeting of shareholders, BFGoodrich proposed the nomination of Messrs. Larsen, Murchison, Ricks, Rolls and Tobler. Mr. MacLachlan was selected as a director based on a search carried out by the Company's management, at the request of the Board of Directors. Messrs. MacLachlan, Murchison and Ricks are not employees of BFGoodrich and have no understandings with BFGoodrich in connection with their nomination or service as directors of the Company. Messrs. Larsen, Rolls and Tobler are BFGoodrich employees and serve on the Board of Directors at the request of BFGoodrich but subject to the duties and responsibilities of directors under Texas corporate law. Due to the large percentage of shares of Common Stock held by BFGoodrich, BFGoodrich may control the selection of most or all of the remaining directors for some period into the future.

ROYALTIES

  In return for the exclusive, worldwide license from The University of Texas for use of the selective laser sintering process patent, the Company is obligated to pay The University of Texas a royalty equal to four percent of net sales of SLS Systems and certain powdered materials. From the Company's first commercial sale of an SLS System through December 31, 1994, DTM had paid The University of Texas $134,000 of royalties attributable to sales of licensed products. This amount was less than required under the License. Upon the application of certain credits due DTM by The University of Texas, the parties agreed that the net balance due The University of Texas from DTM as of December 31, 1994 was $403,000, which the parties agreed would be paid in eight quarterly payments, plus interest, commencing in January 1995. Royalties on sales commencing January 1, 1995 are paid currently in accordance with the terms of the License. Since the Company's first commercial sale of an SLS System, it has accrued royalties of approximately $1 million payable to The University of Texas. See "Business--Intellectual Property."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 20, 1996 by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock (including the Selling Shareholders), (ii) each director of the Company, (iii) each of the Named Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated below, the Company believes that each person listed below has sole voting and investment power with respect to the shares owned, subject to applicable community property laws. The address of each individual is in care of the Company, 1611 Headway Circle, Building 2, Austin, Texas 78754.

                                SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                OWNED PRIOR TO THE              OWNED AFTER THE
                                    OFFERING(1)                   OFFERING(1)
NAME AND ADDRESS OF BENEFICIAL  ----------------------SHARES  ----------------------
  OWNER OR IDENTITY OF GROUP      NUMBER    PERCENT   OFFERED   NUMBER    PERCENT
- ------------------------------  ----------- ----------------- ----------- ----------
The BFGoodrich Company.....       6,345,197    91.56% 780,000   5,565,197    67.38%
 3925 Embassy Parkway
 Akron, OH 44333
DTM Holdings, Ltd.(2)......         411,406     5.94% 404,000       7,406        *
 c/o Bradley A. Fowler
 Financial Services Austin,
 Inc.
 707 Southwest Tower
 211 E. 7th Street
 Austin, TX 78701
D. Lee Tobler(3)...........       6,345,197    91.56% 780,000   5,565,197    67.38%
John S. Murchison, III(4)..         132,160     1.87%     --      132,160     1.57%
Michael A. Ervin(4)........          66,080        *      --       66,080        *
Gregory A. Logwinuk(4).....          66,080        *      --       66,080        *
Dennis K Medler(4).........          49,560        *      --       49,560        *
Daniel J. Dapper(4)........          41,300        *      --       41,300        *
Marshall O. Larsen(3)......       6,345,197    91.56% 780,000   5,565,197    67.38%
Alexander MacLachlan.......             --        --      --          --        --
Thomas G. Ricks(5).........          43,680        *      --       43,680        *
Steven G. Rolls(3).........       6,345,197    91.56% 780,000   5,565,197    67.38%
All directors and executive
 officers as a group
 (12 persons)..............       6,793,617    92.62% 780,000   6,013,617    69.40%

- --------
 * Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.
(2) A Texas limited partnership of which Financial Services Austin, Inc. is the general partner and may be deemed the beneficial owner of such shares.
(3) Includes only shares owned by BFGoodrich, of which the director disclaims beneficial ownership.
(4) Represents for each individual the following shares of Common Stock issuable upon the exercise of EAP Options that will be outstanding in connection with the closing of the Offering under the Equity Appreciation
    Plan: Murchison, 132,160 shares; Ervin, 66,080 shares; Logwinuk, 66,080 shares; Medler, 49,560 shares; and Dapper, 41,300 shares.
(5) Includes only shares owned by The University of Texas System, of which Mr. Ricks disclaims beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, $.0003 par value per share, of which 6,930,013 shares were issued and outstanding as of May 20, 1996, and 3,000,000 shares of Preferred Stock, $.001 par value per share, none of which have been issued. See "Capitalization."

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, after payment of any dividends on any outstanding Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and payment of any liquidation preference, if any, associated with outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock being sold by the Company in the Offering will be, when issued and delivered, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Texas, but without further action by the Company's shareholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

  The Company's Articles of Incorporation eliminate, to the fullest extent permitted by law, the liability of its directors to the Company and its shareholders for monetary damages for acts or omissions in the director's capacity as such, except for liability (i) for breach of a duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) for receipt of improper benefits, (iv) where liability is expressly provided for by statute or (v) for unlawful stock repurchases or dividend payments. This provision is intended to afford the Company's directors the benefit of the Texas Business Corporation Act, which provides that directors of Texas corporations may be relieved of these types of liabilities. The Articles of Incorporation further provide that directors receive the benefit of any future amendment to Texas statutes that further limits the liability of a director.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed Chemical Mellon Shareholder Services as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 8,260,013 shares of Common Stock outstanding. In addition to the shares of Common Stock that are currently outstanding, options to acquire up to an estimated 825,175 shares of Common Stock will be outstanding and immediately exercisable as of the completion of the Offering under the Equity Appreciation Plan. See "Management--Equity Appreciation Plan" and "Management--Stock Option Plan." In addition, a total of 764,400 shares of Common Stock have been reserved for issuance under the Option Plan. The Company has not granted any options under the Option Plan. The Company plans to file Form S-8 registration statements for the issuance of the shares issuable upon exercise of options granted under such plans, with the result that shares so issued will be freely tradable by the holders thereof, subject, in certain cases, to the lock-up agreements described below. All of the 2,514,000 shares sold in the Offering (and any shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable by persons other than "affiliates" of the Company (as that term is defined under the Securities Act) without restriction or further registration under the Securities Act.

  However, pursuant to the terms of the Underwriting Agreement, the Underwriters have required current holders of the Common Stock to execute agreements ("lock-up agreements") providing that they will not sell Common Stock in the public markets for a period of 180 days from the date of this Prospectus without the consent of the Representatives of the Underwriters. In addition, all employees who hold options to acquire Common Stock under the Equity Appreciation Plan have entered into similar agreements indicating that they will not, without the consent of the Representatives of the Underwriters, sell shares of Common Stock for a period of 180 days from the date of this Prospectus.

  In general, under Rule 144 under the Securities Act ("Rule 144"), as currently in effect, a person who has beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 82,600 shares immediately following the Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least three years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. All of the shares outstanding prior to the Offering have met the three-year holding period requirement under Rule 144 and will be eligible for sale 90 days after the Offering, subject to volume limitations applicable to sales by affiliates. However, all existing shareholders have agreed to a 180-day lock-up period with the Underwriters.

  The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or employees exercising stock options or the effect, if any, that sales of shares by such shareholders or employees will have on the market price of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing shareholders or employees exercising options could adversely affect prevailing market prices.

                                 UNDERWRITING

  The Underwriters named below have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the respective numbers of shares of Common Stock set forth opposite their names below.

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      A.G. Edwards & Sons, Inc........................................
      Ladenburg, Thalmann & Co. Inc...................................
                                                                       ---------
          Total....................................................... 2,514,000
                                                                       =========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock, if any are purchased.

  The Company has been advised by A.G. Edwards & Sons, Inc. and Ladenburg, Thalmann & Co. Inc., the Representatives of the several Underwriters (the "Representatives"), that the Underwriters propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $.    per share and that the Underwriters and such dealers may
reallow a discount of not in excess of $.    per share to other dealers. The
public offering price and the concession and discount to dealers may be changed by the Representatives after the Offering.

  The Company and BFGoodrich have granted the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of the Underwriting Agreement, to purchase up to 377,100 additional shares of Common Stock at the Offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares to be purchased by it shown in the table above bears to 2,514,000, and the Company and BFGoodrich will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company and all of its existing shareholders and SAR holders have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock, other than the shares offered pursuant to this Prospectus, for a period of 180 days from the date of this Prospectus without the prior written consent of each of the Representatives. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to the Offering, there has been no public market for the Common Stock. The Offering price for the Common Stock was determined by negotiation among the Company and the Representatives. Among the factors considered in determining the Offering price was the history of and the prospects for the Company and the industry in which it operates, the past and present operating results of the Company and the trends of such results, the future prospects of the Company, an assessment of the Company's management, the general condition for the securities markets at the time of the Offering and the prices for similar securities of comparable companies.

                                 LEGAL MATTERS

  The legality of the issuance of the shares of Common Stock offered hereby under Texas law and certain other legal matters will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Gardere & Wynne, L.L.P., Dallas, Texas.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1 including amendments thereto relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors...........................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995.............  F-3
Consolidated Statements of Operations for the years ended December 31,
 1993, 1994 and 1995.....................................................  F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1993, 1994 and 1995..................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheet as of March 31, 1996...... F-17
Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 1995 and 1996.................................... F-18
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 1995 and 1996.................................... F-19
Notes to Unaudited Condensed Consolidated Financial Statements........... F-20

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
DTM Corporation

  We have audited the consolidated balance sheets of DTM Corporation (a majority-owned subsidiary of The B.F.Goodrich Company) and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DTM Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
                                            Ernst &Young LLP

Austin, Texas
 February 5, 1996, except for Note 18,
  as to which the date is May 17, 1996

                                DTM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1995
                                                             --------  --------
ASSETS
Current assets:
  Cash.....................................................  $    169  $    756
  Accounts receivable, net of allowance for doubtful
   accounts of $204 in 1994 and $263 in 1995...............     1,627     2,941
  Due from BFGoodrich......................................       --        381
  Inventory................................................     2,297     2,143
  Prepaid expenses and other...............................       165       372
                                                             --------  --------
Total current assets.......................................     4,258     6,593
Furniture and equipment, net...............................     2,443     2,647
Capitalized software development costs, net of accumulated
 amortization of $937 in 1994 and $388 in 1995.............       963       843
Patent and license fees, net of accumulated amortization of
 $568 in 1994 and $470 in 1995.............................       626       406
Other noncurrent assets....................................       270       150
                                                             --------  --------
Total assets...............................................  $  8,560  $ 10,639
                                                             ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.........................................  $  1,033  $  2,502
  Due to BFGoodrich........................................       683       --
  Deferred revenues........................................       802       905
  Accrued expenses and other liabilities...................     1,398     2,074
  Short-term borrowings....................................       --        676
  Borrowings under line of credit from BFGoodrich..........       --        200
                                                             --------  --------
Total current liabilities..................................     3,916     6,357
Notes payable..............................................     4,600     8,200
Shareholders' equity (deficit):
  Common stock, $.0003 par value, 60,000,000 shares
   authorized;
   6,930,013 shares issued and outstanding.................         2         2
  Additional paid-in capital...............................    28,018    28,018
  Accumulated deficit......................................   (27,982)  (31,980)
  Cumulative translation adjustment........................         6        42
                                                             --------  --------
Total shareholders' equity (deficit).......................        44    (3,918)
                                                             --------  --------
Total liabilities and shareholders' equity (deficit).......  $  8,560  $ 10,639
                                                             ========  ========

                            See accompanying notes.

                                DTM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                 1993       1994       1995
                                               ---------  ---------  ---------
Revenue:
  Products...................................  $   6,989  $   8,127  $  12,632
  Service and support........................      2,593      1,112      1,579
                                               ---------  ---------  ---------
                                                   9,582      9,239     14,211
Cost of sales:
  Products...................................      5,329      4,833      8,242
  Service and support........................      2,141        511        873
                                               ---------  ---------  ---------
                                                   7,470      5,344      9,115
                                               ---------  ---------  ---------
Gross profit.................................      2,112      3,895      5,096
Operating expenses:
  Selling, general and administrative........      5,958      5,786      7,181
  Research and development...................      5,798      3,840      3,521
                                               ---------  ---------  ---------
                                                  11,756      9,626     10,702
Other income (expense):
  Gain on sale of service bureau.............        238        --         --
  Interest expense...........................       (328)      (178)      (530)
                                               ---------  ---------  ---------
                                                     (90)      (178)      (530)
                                               ---------  ---------  ---------
Loss before income tax benefit allocated from
 BFGoodrich..................................     (9,734)    (5,909)    (6,136)
Income tax benefit allocated from
 BFGoodrich..................................      3,084      1,825      2,138
                                               ---------  ---------  ---------
Net loss.....................................  $  (6,650) $  (4,084) $  (3,998)
                                               =========  =========  =========
Net loss per share...........................  $   (1.03) $   (0.54) $   (0.52)
                                               =========  =========  =========
Number of shares used in computing net loss
 per share...................................  6,465,898  7,618,117  7,618,117
                                               =========  =========  =========


                            See accompanying notes.

                                DTM CORPORATION

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                          ADDITIONAL             CUMULATIVE
                                   COMMON  PAID-IN   ACCUMULATED TRANSLATION
                          SHARES   STOCK   CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                         --------- ------ ---------- ----------- ----------- -------
Balance at January 1,
 1993................... 5,330,358  $ 2    $20,292    $(17,248)     $ (1)    $ 3,045
  Conversion of notes
   payable to common
   stock ............... 1,599,655  --       7,726         --        --        7,726
  Net loss..............       --   --         --       (6,650)      --       (6,650)
  Translation adjust-
   ment.................       --   --         --          --        (43)        (43)
                         ---------  ---    -------    --------      ----     -------
Balance at December 31,
 1993................... 6,930,013    2     28,018     (23,898)      (44)      4,078
  Net loss..............       --   --         --       (4,084)      --       (4,084)
  Translation adjust-
   ment.................       --   --         --          --         50          50
                         ---------  ---    -------    --------      ----     -------
Balance at December 31,
 1994................... 6,930,013    2     28,018     (27,982)        6          44
  Net loss..............       --   --         --       (3,998)      --       (3,998)
  Translation adjust-
   ment.................       --   --         --          --         36          36
                         ---------  ---    -------    --------      ----     -------
Balance at December 31,
 1995................... 6,930,013  $ 2    $28,018    $(31,980)     $ 42     $(3,918)
                         =========  ===    =======    ========      ====     =======


                            See accompanying notes.

                                DTM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1993     1994     1995
                                                    -------  -------  -------
OPERATING ACTIVITIES
Net loss........................................... $(6,650) $(4,084) $(3,998)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization....................   2,406    2,292    2,487
  Gain on sale of service bureau...................    (238)     --       --
  Loss on disposal of equipment....................     195       34       32
  Changes in assets and liabilities used in
   operating activities:
    Accounts receivable............................    (430)     854   (1,314)
    Inventory......................................    (901)    (182)     157
    Due to/from BFGoodrich.........................     354      326   (1,064)
    Prepaid expenses and other assets..............    (220)      19      (90)
    Accounts payable...............................     969     (302)   1,469
    Deferred revenues..............................     471      (64)     103
    Accrued expenses and other liabilities.........     730     (656)     654
                                                    -------  -------  -------
Net cash used in operating activities..............  (3,314)  (1,763)  (1,564)
INVESTING ACTIVITIES
Purchases of furniture and equipment...............    (610)    (757)  (1,674)
Proceeds from sale of equipment....................     300      --       --
Capitalized software development costs.............    (422)    (325)    (440)
Patent and license expenditures....................    (378)    (362)    (247)
                                                    -------  -------  -------
Net cash used in investing activities..............  (1,110)  (1,444)  (2,361)
FINANCING ACTIVITIES
Proceeds from notes payable........................   1,500    1,600    3,600
Net change in short-term borrowings................     --       --       676
Proceeds from note payable to BFGoodrich...........   4,575      --       --
Draws on line of credit from BFGoodrich............     --       --       200
                                                    -------  -------  -------
Net cash provided by financing activities..........   6,075    1,600    4,476
Effect of foreign exchange rate changes on cash....     (43)      50       36
                                                    -------  -------  -------
Net increase (decrease) in cash....................   1,608   (1,557)     587
Cash at beginning of year..........................     118    1,726      169
                                                    -------  -------  -------
Cash at end of year................................ $ 1,726  $   169  $   756
                                                    =======  =======  =======

                            See accompanying notes.

                                DTM CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1995

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Organization

  DTM Corporation ("DTM" or the "Company"), a Texas corporation, was formed in November 1987. Through the proprietary and patented selective laser sintering process, the Company is engaged in the development, design, manufacture, marketing and support of rapid prototyping and rapid tooling systems. This technology, exclusively licensed to DTM by The University of Texas, enables the fabrication of three-dimensional solid models, prototypes or tool inserts directly from three-dimensional computer aided design ("CAD") data. The Company's products, related materials and maintenance and support services are available to the worldwide, rapid prototyping market. The financial statements include the accounts of DTM GmbH, a wholly-owned German subsidiary. All significant intercompany accounts and transactions have been eliminated.

  At December 31, 1995, DTM was approximately 92 percent owned by The B.F.Goodrich Company ("BFGoodrich"). DTM has continued to incur operating losses and cash flow deficiencies. As a result, DTM is substantially reliant upon BFGoodrich for capital funding or other financial assistance to enable DTM to meet its financial obligations. DTM has been advised by management of BFGoodrich that it is BFGoodrich's current intention to assure that DTM secures financial resources on an as-needed basis to meet its financial obligations, until the successful completion of an initial public offering ("IPO") of the Company's common stock or the Company otherwise develops financial resources to meet its current financial obligations.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Inventory

  Inventories are carried at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method.

 Furniture and Equipment

  Furniture and equipment is carried at cost less accumulated depreciation. Depreciation expense is calculated on the straight-line method over the useful life of each asset, which lives range from three to five years. Leasehold improvements are amortized on the straight-line method over the life of the related lease or the useful life of the respective asset, whichever is shorter.

 Capitalized Software Development Costs

  The Company's principal product includes a software component. Costs incurred in the development of software, once technological feasibility has been established but prior to general release to customers, are capitalized. Amortization is provided on a product by product basis at the greater of amortization based on the estimated revenues of the products or the straight-line amortization over their estimated economic lives of not more than three years. DTM capitalized software development costs of $422,000 in 1993, $325,000 in 1994 and $440,000 in 1995. Amortization of capitalized software development costs totaled $370,000 in 1993, $537,000 in 1994 and $561,000 in
1995. Amortization is included in selling, general and administrative expenses in the consolidated statements of operations.

                                DTM CORPORATION

                               DECEMBER 31, 1995

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Patent and License Fees

  Patent and license fees represent the costs associated with filing and maintaining patent applications and obtaining and maintaining rights under patents under which DTM operates. These fees are amortized over a five-year period utilizing the straight-line method.

 Translation of Foreign Subsidiary Financial Statements

  The financial statements of DTM GmbH (a wholly-owned subsidiary located in Germany) are translated to U.S. dollars substantially as follows: all assets and liabilities at year-end exchange rates; sales and expenses at average exchange rates; and shareholders' equity at historical exchange rates. Gains and losses from translating the financial statements of DTM GmbH are recorded directly in shareholders' equity.

 Recognition of Revenue

  Revenues from the sale of SLS systems are recognized when title has transferred to the customer, which is generally upon shipment. The Company defers from three to six percent of the revenues, excluding certain accessories, from each SLS system sale for warranty and maintenance service, which is recognized ratably over the following 12-month period.

  Revenue related to service and support programs for the SLS system is deferred and recognized ratably over the support period.

 Net Loss Per Share

  Net loss per share for each of the three years in the period ended December 31, 1995 was calculated using the weighted average number of common and common equivalent shares outstanding during the respective periods. The number of shares under options (at exercise prices substantially less than the Offering price) that will be outstanding under the DTM Corporation Equity Appreciation Plan (see Note 15) upon completion of an initial public offering of the Company's common stock (see Note 17) have been treated as outstanding for all reported periods. In addition, an effective 2.184-for-1 stock split effected by the Company in May 1996 (see Note 18) has been retroactively applied to all share and per share amounts for all reported periods.

 Concentration of Credit Risk

  The Company sells its products and services to companies in diversified industries. Credit is extended based on an evaluation of each customer's financial condition, generally without requiring collateral. The Company monitors its exposure to credit losses and maintains allowances for potential losses. Credit losses have not been material to the Company's financial statements.

 Dependence on Third-Party Suppliers

  The Company subcontracts for the manufacture of product sub-assemblies from single-source, third-party suppliers. In addition, the Company has adopted a "just-in-time" inventory system for product sub-assemblies and relies on suppliers to provide components on a timely basis.

 Advertising Costs

  Advertising costs, which are expensed as incurred, were $389,000 in 1993, $346,000 in 1994 and $596,000 in 1995.

                                DTM CORPORATION

                               DECEMBER 31, 1995

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Stock Plans

  The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

 Income Taxes

  Since January 1, 1993, DTM has accounted for income taxes using Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Reclassifications

  Certain 1993 and 1994 balances have been reclassified to conform to the 1995 presentation.

2. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  The Company maintains an allowance for doubtful accounts related to its trade accounts receivable. The activity in this allowance account for the years ended December 31, is as follows (in thousands):

                               BALANCE AT   CHARGES TO               BALANCE AT
                               BEGINNING    COSTS AND                  END OF
                                 PERIOD      EXPENSES    WRITE-OFFS    PERIOD
                               ----------   ----------   ----------   ----------
   1993.......................    $ 37         $115         $ 2          $150
   1994.......................     150           75          21           204
   1995.......................     204           60           1           263

3. INVENTORY

  Inventory at December 31 consisted of the following (in thousands):

                                                               1994      1995
                                                              ------    ------
   Raw materials and purchased parts........................  $1,159    $1,423
   Finished goods...........................................   1,138       720
                                                              ------    ------
                                                              $2,297    $2,143
                                                              ======    ======

4. FURNITURE AND EQUIPMENT

  Furniture and equipment at December 31 consisted of the following (in thousands):

                                                                1994     1995
                                                               -------  -------
   Equipment.................................................. $ 4,468  $ 5,977
   Leasehold improvements.....................................   1,195    1,289
   Office furniture...........................................     383      347
                                                               -------  -------
                                                                 6,046    7,613
   Less accumulated depreciation and amortization.............  (3,603)  (4,966)
                                                               -------  -------
                                                               $ 2,443  $ 2,647
                                                               =======  =======

                                DTM CORPORATION

                               DECEMBER 31, 1995

5. PATENT AND LICENSE AGREEMENTS

  On December 3, 1987, DTM entered into a patent license agreement with the Board of Regents of The University of Texas (a shareholder of the Company), whereby DTM is licensed to make, have made and sell products utilizing selective laser sintering technology.

  The agreement provides for royalty payments in the amount of four percent of DTM's net sales for products covered by the license agreement (gross receipts net of commissions, returns, freight, discounts and sales taxes). Royalty expense was $125,000 in 1993, $296,000 in 1994 and $424,000 in 1995. The
amount of $125,000 is net of a $158,000 credit granted per an amendment to the original license agreement. Under such amendment, DTM also deferred 75 percent of royalty payments related to the three years ended December 31, 1994. The amounts deferred totaled $427,000 at December 31, 1994 and $227,000 at December 31, 1995 and are included in accrued expenses. The deferred royalties are due in eight equal quarterly installments, plus interest at an annual rate of 12.3 percent, between January 1, 1995 and October 1, 1996.

  Also, in 1987, DTM issued 43,680 shares of its common stock to The University of Texas in consideration of the rights granted in the license agreement. At the time that DTM agreed to issue its common stock to The University of Texas, there was uncertainty surrounding the likelihood that a patent would be obtained, thus DTM's right to the patent license agreement was assigned no value (such patent was subsequently received). The license agreement expires upon the expiration of the underlying patents.

  In March 1992, DTM entered into a licensing agreement with another company, whereby certain technology was licensed from that company in exchange for an initial payment of $200,000, additional future payments totaling $400,000 based on the achievement of certain milestones as specified by the agreement and the payment of royalties based on future sales of the technology as specified by the agreement. As of December 31, 1993, DTM had made an additional $200,000 payment. In 1994, it was determined that this technology was not viable and the licensing agreement was not renewed. As a result, the unamortized balance of $243,000 was written off to patent and license amortization in December 1994.

  During 1992, DTM entered into a licensing agreement with an individual, whereby certain rapid prototyping technology was licensed from that individual in exchange for payment of approximately $300,000, which was paid upon execution of the license, and which is being amortized over a five-year period.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

  Accrued expenses and other liabilities consist of the following as of December 31 (in thousands):

                                                                   1994   1995
                                                                  ------ ------
   Royalties..................................................... $  422 $  491
   Payroll and related accruals..................................     76    431
   Other.........................................................    900  1,152
                                                                  ------ ------
                                                                  $1,398 $2,074
                                                                  ====== ======

7. LINE OF CREDIT FROM BFGOODRICH AND SHORT-TERM BORROWINGS

  In November 1995, the Company entered into a line of credit agreement with BFGoodrich under which the Company may borrow up to $2,000,000. The line bears interest at the prime commercial lending rate of Citibank, N.A. (8.75% at December 31, 1995) and matures on the earlier of March 1, 1997 or the date upon which the Company receives any proceeds from an IPO of the Company's common stock. At December 31, 1995, $200,000 was outstanding under this agreement (see Note 18).

                                DTM CORPORATION

                               DECEMBER 31, 1995
7. LINE OF CREDIT FROM BF GOODRICH AND SHORT-TERM BORROWINGS (CONTINUED)

  At December 31, 1995, DTM had a total of $676,000 of short-term debt outstanding under the terms of a financing arrangement with a third party. The balance is comprised of three loans which bear interest at annual rates between 15% and 24%. The weighted average interest rate during 1995 was 18 percent. The debt is collateralized by certain equipment and accounts receivable.

8. NOTES PAYABLE

  In March 1993, BFGoodrich exercised its option to convert its loan of $3,000,000 to the Company into 436,800 shares of common stock ($6.87 per common share) as specified in the promissory note. In addition, under another agreement, the conversion of the $3,000,000 loan to equity resulted in the issuance of 126,665 additional shares of common stock to BFGoodrich.

  In January 1993, DTM executed a $4,500,000 promissory note with BFGoodrich bearing interest at the prime commercial lending rate of Citibank, N.A., plus one percent. In December 1993, BFGoodrich exercised its option to convert the promissory note to equity. The promissory note, including principal of $4,500,000 and related unpaid interest of $244,000 under the note at December 1993, was converted to 1,036,190 shares of common stock ($4.58 per common share) as specified in the promissory note.

  At December 31, 1995, DTM had lines of credit with two banks under unsecured promissory notes with available borrowings of $8,200,000, of which $4,600,000 and $8,200,000 was outstanding at December 31, 1994 and 1995, respectively. BFGoodrich has provided letters of comfort to each of these banks upon which the banks have relied in providing credit to DTM. DTM has been advised by management of BFGoodrich that it is BFGoodrich's current intention to assure that DTM secures financial resources on an as-needed basis to meet its financial obligations, until the successful completion of an IPO of the Company's common stock or the Company otherwise develops financial resources to meet its current financial obligations, at which time BFGoodrich will no longer provide such letters of comfort. The notes mature at the earlier of March 31, 1997 or the successful completion of an IPO. Interest on both notes is payable monthly, determined on an advance-by-advance basis; and, at the Company's election, may be based on each bank's then current prime rate, CD rate or Eurodollar rate. Interest rates and outstanding balances on notes payable at December 31, 1994 and 1995 were as follows:

                  1994                                              1995
      --------------------------------                  -----------------------------------------------
      INTEREST            OUTSTANDING                   INTEREST                   OUTSTANDING
       RATES              BORROWINGS                     RATES                     BORROWINGS
      --------            -----------                   --------                   -----------
      6.56%               $4,600,000                     6.49%                     $4,700,000
       --                        --                      6.43%                      2,800,000
       --                        --                      8.50%                        700,000
                          ----------                                               ----------
                          $4,600,000                                               $8,200,000
                          ==========                                               ==========

  Interest paid was approximately $189,000 in 1993, $211,000 in 1994 and $451,000 in 1995.

9. COMMON STOCK

  During 1991, DTM, BFGoodrich and the minority shareholders of DTM entered into an option agreement (the "Option Agreement"). The Option Agreement provides holders of the options the right to require DTM to repurchase certain shares issued to the option holders. The options may be exercised at the fifth anniversary of their issuance at a price equal to the fair market value of the Company's common stock or an agreed upon price if the fair market value is not readily determinable. DTM's obligation to repurchase such stock, however, is limited to its ability to fund such payments (or borrow the required funding) without jeopardizing the ongoing

                                DTM CORPORATION

                               DECEMBER 31, 1995
9. COMMON STOCK (CONTINUED)

existence or financial stability of DTM or without materially and adversely affecting preexisting or foreseeable capital spending programs.

  As of December 31, 1995, approximately 60,000 shares of the Company's common stock were subject to options which allow the holders to require DTM to repurchase the stock at the prices described above. Such options will terminate at the earlier of August 1996 or the effective date of an initial public offering of the common stock of the Company.

10. INCOME TAXES

  Since October 31, 1990, DTM has been included in the consolidated federal tax return of BFGoodrich. Accordingly, for all periods since that date, the Company has recorded the tax benefit allocated to it by BFGoodrich, which credits the Company with a tax benefit approximating the benefit that BFGoodrich derives from the consolidation of the Company. Such benefits are generally paid to the Company by BFGoodrich on a current basis. Should BFGoodrich's ownership interest fall below 80 percent, such benefits will no longer be available to the Company. Based on the tax sharing agreement, if BFGoodrich loses part of the loss previously utilized or has to report additional income as the result of a federal tax audit of DTM, DTM will be required to reimburse BFGoodrich for any additional taxes paid.

  DTM has net operating loss carryforwards totaling approximately $4,200,000 for federal income tax purposes, incurred from inception to October 31, 1990. These carryforwards expire in the years 2002 to 2004 and, although available to DTM, should DTM subsequently file a federal income tax return separate from BFGoodrich, are subject to significant annual limitations due to substantial changes in DTM's ownership.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of DTM for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1995 are as follows (in thousands):

                                                              DECEMBER 31,
                                                             ----------------
                                                              1994     1995
                                                             -------  -------
   Deferred tax assets:
     Book over tax depreciation and amortization............ $   193  $   431
     Allowance for doubtful accounts........................      71       92
     Inventory reserve......................................      18       28
     Net operating loss carryforwards (for periods prior to
      October 31, 1990).....................................   1,470    1,470
     Research and development credits.......................     293       87
                                                             -------  -------
   Total deferred tax assets................................   2,045    2,108
   Valuation allowance for deferred tax assets..............  (1,764)  (1,818)
                                                             -------  -------
                                                                 281      290
   Deferred tax liabilities:
     Deferred revenue.......................................     281      290
                                                             -------  -------
   Total deferred tax liabilities...........................     281      290
                                                             -------  -------
   Net deferred tax assets.................................. $   --   $   --
                                                             =======  =======

                                DTM CORPORATION

                               DECEMBER 31, 1995

10. INCOME TAXES (CONTINUED)

  DTM was allocated federal income tax benefits of $3,084,000 in 1993, $1,825,000 in 1994 and $2,138,000 in 1995 from BFGoodrich. These benefits approximate BFGoodrich's utilization of the Company's net operating losses and tax credits to offset taxable income on a consolidated basis and are calculated by BFGoodrich on an annual basis.

  A reconciliation of income tax benefit calculated at the statutory rate and the provision for income tax benefit is as follows (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
Income tax benefit at the federal statutory rate
 (35%)..........................................  $  3,310  $  2,009  $  2,086
Net operating loss not utilized by the Company..    (3,310)   (2,009)   (2,086)
Income tax benefit allocated from BFGoodrich....     3,084     1,825     2,138
                                                  --------  --------  --------
                                                  $  3,084  $  1,825  $  2,138
                                                  ========  ========  ========

  BFGoodrich files a consolidated federal income tax return which includes all of its eligible subsidiaries, including the Company. If federal taxes were computed assuming the Company filed a separate federal income tax return, no benefit would be available to the Company. Accordingly, without the tax benefit allocated from BFGoodrich, the Company's net loss for the year ended December 31, 1995 would have been $6,136,000, or a loss of $0.81 per share.

11. RELATED PARTY TRANSACTIONS

  The Company is reliant on BFGoodrich for financing of a significant portion of its cash flow requirements (see Note 1--Organization) and BFGoodrich assists the Company in obtaining loans (see Note 8).

  During the period covered by the accompanying financial statements, BFGoodrich loaned money to the Company and converted certain of those loans and interest thereon to equity (see Note 8).

  Due to and from BFGoodrich results from receivables from income tax benefits utilized by BFGoodrich and certain expenditures made by BFGoodrich on behalf of DTM, primarily related to payroll taxes. Amounts are generally settled with BFGoodrich subsequent to year end.

  DTM currently has a line of credit with BFGoodrich for $2,000,000, under which $200,000 was outstanding at December 31, 1995 (see Notes 7 and 18).

  The Company has entered into an Option Agreement with BFGoodrich and certain minority shareholders (see Note 9).

12. COMMITMENTS

  DTM leases facilities and equipment under noncancelable operating leases, expiring primarily in 1997. Total rent expense incurred under these leases was approximately $268,000 in 1993, $246,000 in 1994 and $252,000 in 1995. Future
minimum payments under these leases are as follows (in thousands):

         1996.............................................. $263
         1997..............................................  246
         1998..............................................    8
         1999..............................................    3

                                DTM CORPORATION

                               DECEMBER 31, 1995
12. COMMITMENTS (CONTINUED)

  As of December 31, 1995, the Company had purchase commitments for inventory totaling approximately $2,700,000.

13. BENEFIT PLANS

  In March 1995, the Company established an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Although the Savings Plan provides that DTM can match all or a portion of employee contributions, no Company matches were made in 1995. Administrative expenses of the Savings Plan, which are borne by the Company, are not material.

14. SALE OF SERVICE BUREAU

  In December 1993, DTM sold its domestic service bureau operations for a total sales price of $1,500,000 and recognized a gain of approximately $238,000 on the sale.

15. EMPLOYEE INCENTIVE PLAN

  In January 1995, the Board of Directors approved the DTM Corporation Equity Appreciation Plan (the "SAR Plan"), which created 10,000,000 Phantom Stock Units. Ten percent of the Phantom Stock Units were allocated for the issuance of a like number of Phantom Stock Appreciation Rights ("SARs") under the SAR Plan to eligible employees. Each SAR granted to a Participant will vest and become exercisable upon, but not prior to, a "Change in Control" of DTM. A "Change in Control" of DTM shall be deemed to have occurred either: (1) when common stock of DTM is issued to the public in an IPO; or (2) BFGoodrich is no longer the owner of at least 50% of the outstanding common stock of DTM as a result of an arms-length sale of all or a part of its interest in DTM to a third party not affiliated or associated with BFGoodrich. If the Change of Control results from an IPO, the SARs will immediately convert to fully vested options to purchase common stock of the Company. If the Change in Control occurs as the result of a sale of all or a part of BFGoodrich's interest in DTM to a third party, the SARs will become immediately exercisable; and, a Participant may exercise an SAR by providing written notice to DTM whereupon the Participant will receive a cash amount equal to the appreciation in value of a Phantom Stock Unit from its value on the date the SAR was granted to its value on the date it is exercised. From and after, but not prior to, the occurrence of a Change of Control, the SARs or stock options granted to the Participants will become exercisable by the Participants for a period of 10 years from the date on which the SARs or stock options are granted. As of December 31, 1995, there were 997,000 SARs outstanding.

  Due to the terms and conditions of the SAR Plan, the SARs or stock options outstanding thereunder will be accounted for by the Company as compensation expense when it becomes probable that a Change in Control of DTM will occur. The amount of compensation expense so recognized will be equal to the number of SARs or stock options outstanding multiplied by the difference between the exercise price of each SAR or stock option and the value of each SAR or stock option at the date of the Change in Control. The exercise price and value at the date of Change in Control of the SARs or stock options is determined by a complex formula. However, the appreciation in value of the SARs or stock options (compensation to be recognized) will approximate 10% of the increase in total market value of the Company's common stock over a base value of $14 million.

                                DTM CORPORATION

                               DECEMBER 31, 1995

16. GEOGRAPHIC AND CUSTOMER INFORMATION

  The Company and its subsidiary, located in Germany, operate in one industry segment: the development, manufacturing and service of SLS systems and related products. Operations outside of the United States consist principally of sales, marketing and customer support. Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area. The following is a summary of operations within each geographic area (in thousands):

                         NET REVENUES  TRANSFERS
                             FROM       BETWEEN    TOTAL
                         UNAFFILIATED  GEOGRAPHIC   NET     LOSS FROM            IDENTIFIABLE
                          CUSTOMERS      AREAS    REVENUES  OPERATIONS NET LOSS     ASSETS
                         ------------  ---------- --------  ---------- --------  ------------
1993:
United States...........   $ 9,458(a)   $   --    $ 9,458    $(8,890)  $(5,896)    $12,167
Europe..................       124          --        124       (754)     (754)        642
Eliminations............       --           --        --         --        --         (425)
                           -------      -------   -------    -------   -------     -------
                           $ 9,582      $   --    $ 9,582    $(9,644)  $(6,650)    $12,384
                           =======      =======   =======    =======   =======     =======
1994:
United States...........   $ 6,689(a)   $ 1,449   $ 8,138    $(5,743)  $(4,096)    $ 7,974
Europe..................     2,550          --      2,550         12        12       1,656
Eliminations............       --        (1,449)   (1,449)       --        --       (1,070)
                           -------      -------   -------    -------   -------     -------
                           $ 9,239      $   --    $ 9,239    $(5,731)  $(4,084)    $ 8,560
                           =======      =======   =======    =======   =======     =======
1995:
United States...........   $12,056(a)   $ 2,102   $14,158    $(5,431)  $(3,822)    $10,446
Europe..................     2,155          --      2,155       (175)     (176)      2,386
Eliminations............       --        (2,102)   (2,102)       --        --       (2,193)
                           -------      -------   -------    -------   -------     -------
                           $14,211      $   --    $14,211    $(5,606)  $(3,998)    $10,639
                           =======      =======   =======    =======   =======     =======

- --------
(a) The Company's United States net revenues from unaffiliated customers include export sales (principally to the Pacific Rim) of $860,000 in 1993, $666,000 in 1994 and $2,611,050 in 1995.

  The Company's revenues are derived from sales to a wide range of international customers. During 1993, $1,270,000, approximately 13% of total revenues, were from sales to one customer and in 1995, $2,111,000, approximately 15% of total revenues, were from sales to another customer.

17. ACTIONS BY BOARD OF DIRECTORS IN JANUARY 1996

  In January 1996, the Company's Board of Directors approved a DTM Corporation Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company will set aside 764,400 shares which may be awarded to key employees, as selected by management and approved by the Compensation Committee of the Board of Directors (the "Committee") through stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, performance shares or other awards as determined by the Committee. In the case of stock option awards, the option price per share may not be less than the fair market value of a share on the date the option is granted. Options granted under the Option Plan will vest in three separate installments with 35% of the options granted becoming exercisable on the anniversary date of the option grant, 35% becoming exercisable on the next succeeding anniversary date, and 30% becoming exercisable on the next succeeding anniversary date. Options will be exercisable for a period of no more than 10 years from the date of grant. There have been no grants made under this option plan. The term of the Option Plan is five years unless terminated earlier by the Board of Directors.

                                DTM CORPORATION

                               DECEMBER 31, 1995
17. ACTIONS BY BOARD OF DIRECTORS IN JANUARY 1996 (CONTINUED)

  In January 1996, the Company's Board of Directors approved a DTM Corporation Management Incentive Plan (the "MIP Plan"). The MIP Plan provides for the grant of incentive compensation to key management employees who have the potential to positively influence the performance of the Company as a reward for levels of performance above the ordinary performance standards compensated by base salary. Under the MIP Plan, each participant is assigned a "cash bonus target" of 25 to 50 percent of base salary and the Compensation Committee of the Board of Directors creates corporate performance targets, as well as minimum thresholds. If the minimum thresholds are met, the bonus payable will be between 50 and 150 percent of the participant's cash bonus target. The first awards were granted under the MIP Plan for performance during the Company's 1996 fiscal year and will be paid, if the conditions of the MIP Plan are met, after the close of the 1996 fiscal year.

  In January 1996, the Company's Board of Directors authorized management of the Company to begin the process of an IPO of the Company's common stock. Although the success of such a proposed offering cannot be certain, management is proceeding with negotiations relating to this process.

18. SUBSEQUENT EVENTS

 BFGoodrich Line of Credit

  In April 1996, the Company entered into an additional line of credit agreement with BFGoodrich (see Note 7), which provides an additional credit line of $1,000,000, and matures on December 31, 1996. The Company had $3,000,000 outstanding under its lines of credit with BFGoodrich as of May 17, 1996.

 Line of Credit

  In May 1996, the Company obtained a loan commitment letter from Texas Commerce Bank for a revolving line of credit ("line of credit") contingent upon the Company receiving net cash proceeds (gross proceeds less underwriting discount) of $13.4 million from the Offering and the negotiation of definitive loan agreements. During the remainder of 1996, and on an ongoing basis thereafter, the Company's ability to borrow under the line of credit is subject to meeting certain financial thresholds, including attaining certain levels of "established profitability," as defined in the commitment letter. Until achieving one such level, the Company may borrow up to $2 million; thereafter, subject to a borrowing base calculation, available advances against eligible receivables may be increased up to a maximum of $6 million. Loans under the line of credit will mature within one year, will be collateralized by the Company's accounts receivable and inventory and will bear interest at the bank's prime interest rate plus one and one quarter percent. The Company will be bound by customary covenants, including restrictions on additional liens or borrowings, as well as the payment of dividends, and affirmative reporting requirements. In addition, the terms of the commitment letter specify that the bank has the option to terminate the commitment on 30 days notice if employment of the chief executive officer of the Company terminates and a qualified successor is not appointed by the Company and approved by Texas Commerce Bank within a specified period of time.

 Stock Split

  In May 1996, the Company's Board of Directors and shareholders authorized an effective stock split of 2.184-for-1. The effect of the stock split has been retroactively applied to all share and per share amounts in these financial statements.

 Authorization of Preferred Shares

  In May 1996, the Company's Board of Directors and shareholders authorized the issuance by the Company of up to 3,000,000 shares of preferred stock, $.001 par value per share, none of which have been issued.

 Reservation of Shares of Common Stock

  In May 1996, the Company reserved 800,000 shares of common stock for future issuance under the DTM Corporation Equity Appreciation Plan.

 Extension of Notes Payable

  In May 1996, the Company extended the maturity dates of its bank lines of credit to July 31, 1997.

                                DTM CORPORATION

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                      MARCH 31,
                                                                        1996
                                                                      ---------
ASSETS
Current assets:
  Cash............................................................... $    435
  Accounts receivable, net of allowance for doubtful accounts of
   $293..............................................................    4,020
  Inventory..........................................................    3,335
  Prepaid expenses and other.........................................      775
                                                                      --------
Total current assets.................................................    8,565
Furniture and equipment, net.........................................    2,933
Capitalized software development costs, net of accumulated amortiza-
 tion of $487........................................................      874
Patent and license fees, net of accumulated amortization of $534.....      523
Other noncurrent assets..............................................      314
                                                                      --------
Total assets......................................................... $ 13,209
                                                                      ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable................................................... $  3,919
  Due to BFGoodrich..................................................       64
  Deferred revenues..................................................      836
  Accrued expenses and other liabilities.............................    1,519
  Short-term borrowings..............................................    1,138
  Borrowings under line of credit from BFGoodrich....................    2,000
                                                                      --------
Total current liabilities............................................    9,476
Notes payable........................................................    8,200
Shareholders' equity (deficit):
  Common stock, $.0003 par value, 60,000,000 shares authorized;
   6,930,013 shares issued and outstanding...........................        2
  Additional paid-in capital.........................................   28,018
  Accumulated deficit................................................  (32,549)
  Cumulative translation adjustment..................................       62
                                                                      --------
Total shareholders' equity (deficit).................................   (4,467)
                                                                      --------
Total liabilities and shareholders' equity (deficit)................. $ 13,209
                                                                      ========


                            See accompanying notes.

                                DTM CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                          THREE MONTHS ENDED
                                                              MARCH 31,
                                                         ---------------------
                                                           1995        1996
                                                         ---------   ---------
Revenue:
  Products.............................................. $   1,733   $   5,329
  Service and support...................................       280         461
                                                         ---------   ---------
                                                             2,013       5,790
Cost of sales:
  Products..............................................     1,132       3,109
  Service and support...................................       160         271
                                                         ---------   ---------
                                                             1,292       3,380
                                                         ---------   ---------
Gross profit............................................       721       2,410
Operating expenses:
  Selling, general and administrative...................     1,508       2,128
  Research and development..............................       938         951
                                                         ---------   ---------
                                                             2,446       3,079
Interest expense, net...................................        91         219
                                                         ---------   ---------
Loss before income tax benefit allocated from
 BFGoodrich.............................................    (1,816)       (888)
Income tax benefit allocated from BFGoodrich............       487         319
                                                         ---------   ---------
Net loss................................................ $  (1,329)  $    (569)
                                                         =========   =========
Net loss per share...................................... $   (0.17)  $    (.07)
                                                         =========   =========
Number of shares used in computing net loss per share... 7,618,117   7,618,117
                                                         =========   =========


                            See accompanying notes.

                                DTM CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                         --------------------
                                                            1995       1996
                                                         ---------  ---------
OPERATING ACTIVITIES
Net loss................................................   $(1,329)   $  (569)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization.........................       534        449
  Changes in assets and liabilities used in operating
   activities:
    Accounts receivable.................................       102     (1,079)
    Inventory...........................................       117     (1,192)
    Due to/from BFGoodrich..............................      (346)       445
    Prepaid expenses and other assets...................      (124)      (567)
    Accounts payable....................................       129      1,417
    Deferred revenues...................................        (9)       (69)
    Accrued expenses and other liabilities..............      (125)      (555)
                                                           -------    -------
Net cash used in operating activities...................    (1,051)    (1,720)
INVESTING ACTIVITIES
Purchases of furniture and equipment....................      (502)      (582)
Capitalized software development costs..................      (110)      (120)
Patent and license expenditures.........................       (47)      (181)
                                                           -------    -------
Net cash used in investing activities...................      (659)      (883)
FINANCING ACTIVITIES
Proceeds from notes payable.............................     1,640        --
Net change in short-term borrowings.....................       --         462
Draws on line of credit from BFGoodrich.................       --       1,800
                                                           -------    -------
Net cash provided by financing activities...............     1,640      2,262
Effect of foreign exchange rate changes on cash.........       --          20
                                                           -------    -------
Net decrease in cash....................................       (70)      (321)
Cash at beginning of period.............................       169        756
                                                           -------    -------
Cash at end of period...................................   $    99    $   435
                                                           =======    =======


                            See accompanying notes.

                                DTM CORPORATION

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements of DTM Corporation ("DTM" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the consolidated financial statements and related footnotes of the Company for the year ended December 31, 1995.

2. INVENTORY

  Inventory at March 31, 1996 consisted of the following (in thousands):

         Raw materials and purchased parts............... $2,088
         Finished goods..................................  1,247
                                                          ------
                                                          $3,335
                                                          ======

3. SHORT-TERM BORROWINGS

  During the three-month period ended March 31, 1996, DTM borrowed $832,000 and repaid $370,000 under the terms of financing arrangements with a third party. At March 31, 1996, the Company had a total of $1,138,000 of short-term borrowings outstanding, comprised of four loans which bear interest at annual rates between 15 and 24 percent. The borrowings are collateralized by certain equipment and accounts receivable.

4. LINE OF CREDIT FROM BFGOODRICH

  In November 1995, the Company entered into a line of credit agreement with BFGoodrich under which the Company may borrow up to $2,000,000. During the three-month period ended March 31, 1996, the Company made draws on the line of credit of $1,800,000 increasing the outstanding balance under this agreement to $2,000,000 at March 31, 1996. In April 1996, the Company entered into an additional line of credit agreement with BFGoodrich, which provides an additional credit line of $1,000,000, and matures on December 31, 1996. The Company had $3,000,000 outstanding under these lines of credit as of April 30, 1996.

5. NOTES PAYABLE

  DTM has lines of credit with two banks under promissory notes that are unsecured, but comforted by BFGoodrich. Available borrowings and outstanding balances total $8,200,000 at March 31, 1996. The notes mature at the earlier of July 31, 1997 or the successful completion of an initial public offering ("IPO") of the Company's common stock. If an IPO is completed, a portion of the net proceeds from the IPO will be used to repay the notes.

6. INCOME TAXES

  DTM is included in the consolidated federal tax return of BFGoodrich. Accordingly, the Company has recorded the tax benefit allocated to it by BFGoodrich, which credits the Company with a tax benefit approximating the benefit that BFGoodrich derives from the consolidation of the Company.

7. COMMITMENT

  In February 1996, the Company entered into an arrangement with a lender to a customer in which the Company agreed to buy back a System purchased by the customer if the customer commits a material breach of the loan agreement during its three-year term.

                                DTM CORPORATION

8. ACTIONS BY BOARD OF DIRECTORS IN JANUARY 1996

  In January 1996, the Company's Board of Directors approved a DTM Corporation Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company will set aside 764,400 shares which may be awarded to key employees, as selected by management and approved by the Compensation Committee of the Board of Directors (the "Committee") through stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, performance shares or other awards as determined by the Committee. In the case of stock option awards, the option price per share may not be less than the fair market value of a share on the date the option is granted. Options granted under the Option Plan will vest in three separate installments with 35% of the options granted becoming exercisable on the anniversary date of the option grant, 35% becoming exercisable on the next succeeding anniversary date, and 30% becoming exercisable on the next succeeding anniversary date. Options will be exercisable for a period of no more than 10 years from the date of grant. There have been no grants made under this option plan. The term of the Option Plan is five years unless terminated earlier by the Board of Directors.

  In January 1996, the Company's Board of Directors approved a DTM Corporation Management Incentive Plan (the "MIP Plan"). The MIP Plan provides for the grant of incentive compensation to key management employees who have the potential to positively influence the performance of the Company as a reward for levels of performance above the ordinary performance standards compensated by base salary. Under the MIP Plan, each participant is assigned a "cash bonus target" of 25 to 50 percent of base salary and the Compensation Committee of the Board of Directors creates corporate performance targets, as well as minimum thresholds. If the minimum thresholds are met, the bonus payable will be between 50 and 150 percent of the participant's cash bonus target. The first awards were granted under the MIP Plan for performance during the Company's 1996 fiscal year and will be paid, if the conditions of the MIP Plan are met, after the close of the 1996 fiscal year.

  In January 1996, the Company's Board of Directors authorized management of the Company to begin the process of an IPO of the Company's common stock. Although the success of such a proposed offering cannot be certain, management is proceeding with negotiations relating to this process.

9. SUBSEQUENT EVENTS

 BFGoodrich Line of Credit

  In April 1996, the Company entered into an additional line of credit agreement with BFGoodrich (see Note 7), which provides an additional credit line of $1,000,000, and matures on December 31, 1996. The Company had $3,000,000 outstanding under its lines of credit with BFGoodrich as of May 17, 1996.

 Line of Credit

  In May 1996, the Company obtained a loan commitment letter from Texas Commerce Bank for a revolving line of credit ("line of credit") contingent upon the Company receiving net cash proceeds (gross proceeds less underwriting discount) of $13.4 million from the Offering and the negotiation of definitive loan agreements. During the remainder of 1996, and on an ongoing basis thereafter, the Company's ability to borrow under the line of credit is subject to meeting certain financial thresholds, including attaining certain levels of "established profitability," as defined in the commitment letter. Until achieving one such level, the Company may borrow up to $2 million; thereafter, subject to a borrowing base calculation, available advances against eligible receivables may be increased up to a maximum of $6 million. Loans under the line of credit will mature within one year, will be collateralized by the Company's accounts receivable and inventory and will bear interest at the bank's prime interest rate plus one and one quarter percent. The Company will be bound by customary covenants, including restrictions on additional liens or borrowings, as well as the payment of dividends, and affirmative reporting requirements. In addition, the terms of the commitment letter specify that the bank has the option to terminate the commitment on 30 days notice if employment of the chief executive officer of the Company terminates and a qualified successor is not appointed by the Company and approved by Texas Commerce Bank within a specified period of time.

                                DTM CORPORATION

9. SUBSEQUENT EVENTS (CONTINUED)

 Stock Split

  In May 1996, the Company's Board of Directors and the shareholders authorized an effective stock split of 2.184-for-1. The effect of the stock split has been retroactively applied to all share and per share amounts in these financial statements.

 Authorization of Preferred Shares

  In May 1996, the Company's Board of Directors and shareholders authorized the issuance by the Company of up to 3,000,000 shares of preferred stock, $.001 par value per share, none of which have been issued.

 Reservation of Shares of Common Stock

  In May 1996, the Company reserved 800,000 shares of common stock for future issuance under the DTM Corporation Equity Appreciation Plan.

 Extension of Notes Payable

  In May 1996, the Company extended the maturity dates of its bank lines of credit to July 31, 1997.

On the inside back cover is the following text and drawings:

"DTM's RAPIDTOOL Process Capabilities

The ability to produce metal mold inserts from metal powder reduces the time required to make tooling for the production of substantial quantities of plastic parts for market testing or introduction. Conventional milling and machine techniques can require weeks, and in some cases months, and are labor intensive. The RAPIDTOOL process can produce prototype metal mold inserts in less than ten working days, with minimal supervision. The Company believes that competing, commercial rapid prototyping technologies currently do not have the ability to create tooling from metal powder."

Below the above text is a drawing of a desktop computer. Below the picture is the following text:

"(1) Complex Metal Mold Designs

 .  Design engineers can use their existing software design environment"

Below this text is a drawing of a stop watch with the following caption: "Clock Starts..."

The desktop computer picture is connected by an arrow to a drawing of a SINTERSTATION 2000 System. Below this drawing is the following text:

"(2) The DTM Selective Laser Sintering Process

 .  Users input metal mold insert designs into the SLS System in the form of CAD drawings
 .  The selective laser sintering process is used to fuse RAPIDSTEEL powder in order to create a "green" part which replicates the CAD drawing
 . Upon (part build) completion, the "green" part is removed, dipped in a polymer solution and dried for several hours"

Below this text is a stop watch with the following caption:  "Total Elapsed
Time: One Day".

The SINTERSTATION 2000 System picture is connected by an arrow to a drawing of a furnace in which two injection molds are being heat-treated. Below the drawing is the following text:

"(3) Furnace Treatment

 . The metal mold insert is heat-treated in a furnace and infiltrated with copper to increase strength and mold life."

Below this text is a stop watch with the following caption:  "Total Elapsed
Time: 3.5 days".

The drawing of the furnace is connected by an arrow to a drawing of an injection molding machine with five injecting molded plastic parts coming out of the machine. Below the drawing is the following text:

"(4) Injection Molding

 .  The metal mold insert is mounted in a standard injection molding machine
 . These durable molds are capable of producing thousands of injection molded plastic parts"

Below this text is a stop watch with the following caption:  "Total Elapsed
Time: 5-10 days from Design to Completion".

On the outside back cover page in the lower right-hand corner is the DTM Corporation logo.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHARE-HOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CRE-ATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  11
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Capitalization...........................................................  12
Dilution.................................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  22
Management...............................................................  34
Certain Transactions.....................................................  39
Principal and Selling Shareholders.......................................  43
Description of Capital Stock.............................................  44
Shares Eligible for Future Sale..........................................  45
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Additional Information...................................................  47
Index to Financial Statements............................................ F-1

                                ---------------

  UNTIL   , 1996 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY RE-QUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,514,000 SHARES

                                DTM CORPORATION

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                           A.G. EDWARDS & SONS, INC.

                        LADENBURG, THALMANN & CO. INC.

                                        , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the Nasdaq National Market filing fee and the NASD filing fee.

      SEC Registration fee............................................. $12,961
      NASD filing fee..................................................   4,259
      Nasdaq National Market listing fee...............................  19,456
      Blue sky qualification fees and expenses.........................  10,000
      Printing and engraving expenses..................................     *
      Legal fees and expenses..........................................     *
      Accounting fees and expenses.....................................     *
      Transfer agent and registrar fees................................     *
      Miscellaneous....................................................     *
                                                                        -------
          Total........................................................ $   *
                                                                        =======

- --------
* To be completed by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Articles of Incorporation include provisions to permit the Registrant to indemnify its directors and officers to the fullest extent permitted by Texas law. Article 2.02-1 of the Texas Business Corporation Act makes provision for the indemnification of officers and directors in terms sufficiently broad as to include indemnification under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). In addition, as permitted by Article 2.02-1 of the Texas Business Corporation Act, the Articles of Incorporation of the Registrant provide that a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for acts or omissions in the director's capacity as such, except for liability (i) for breach of a duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) for receipt of improper benefits, (iv) where liability is expressly provided for by statute or (v) for unlawful stock repurchases or dividend payments. The Articles of Incorporation further provide that directors receive the benefit of any future amendment to Texas statutes that further limits the liability of a director.

  Individuals who serve as directors and executive officers of the Company are included in the directors and officers insurance coverage of BFGoodrich, as part of the insurance program that BFGoodrich maintains for its business units and subsidiaries. Directors who are also employees of BFGoodrich are entitled to indemnification pursuant to BFGoodrich's bylaws. Furthermore, BFGoodrich's bylaws provide for discretionary indemnification for certain other persons acting as officers or directors of its subsidiaries.

  The Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and the Selling Shareholders and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the Registrant's 1993 through 1995 fiscal years, and to date, the Registrant has sold and issued the following unregistered securities pursuant to Section 4(2) of the Securities Act:

  1. In January 1993, the Registrant borrowed $4.5 million from BFGoodrich pursuant to a convertible promissory note that was converted to Common Stock in December 1993 at a price of $4.58per share. The Registrant issued an aggregate of 1,036,190 shares in connection with the conversion.

  2. In March 1993, BFGoodrich exercised its option to convert a convertible promissory note in the amount of $3.0 million to Common Stock at a price of $6.87 per share. The Registrant issued an aggregate of 436,800 shares in connection with the conversion.

  The foregoing information has been adjusted to reflect a 2.184-for-1 stock split of the Common Stock effected in March 1996.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following is a list of exhibits filed as a part of this Registration
Statement:

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
   1.1*  -- Form of Underwriting Agreement.
   3.1   -- Amended and Restated Articles of Incorporation of Registrant.
   3.2   -- Amended and Restated Bylaws of Registrant.
   4.1*  -- Form of Stock Certificate of Registrant
   5.1*  -- Opinion of Vinson & Elkins L.L.P.
  10.1   -- DTM Corporation Equity Appreciation Plan.
  10.2   -- Form of Supplemental Phantom Stock Appreciation Rights Agreement.
  10.3   -- DTM Corporation Management Incentive Plan.
  10.4   -- DTM Corporation Stock Option Plan.
  10.5   -- Patent License Agreement between DTM Corporation and the Board of
            Regents, The University of Texas, effective as of December 3, 1987.
  10.6   -- Supplement to Patent License Agreement between DTM Corporation and the Board of Regents, The University of Texas, dated March 20,
            1992.
  10.7   -- Promissory Note to NationsBank.
  10.8   -- Promissory Note to National City Bank.
  10.9   -- Promissory Note to The B.F.Goodrich Company.
  10.10  -- Promissory Note to The B.F.Goodrich Company.
  10.11  -- Amended and Restated Shareholders' Agreement.
  10.12  -- Lease Agreement for Facilities in Austin, Texas.
  11.1   -- Statement of Computation of Earnings Per Share.
  21.1   -- Subsidiaries of the Registrant.
  23.1*  -- Consent of Vinson & Elkins L.L.P. (included in the opinion to be filed as Exhibit 5.1).
  23.2   -- Consent of Ernst & Young LLP.
  24.1   -- Power of Attorney for D. Lee Tobler.
  24.2   -- Power of Attorney for Gregory A. Logwinuk.
  24.3   -- Power of Attorney for Marshall O. Larsen.
  24.4   -- Power of Attorney for Alexander MacLachlan.
  24.5   -- Power of Attorney for Thomas G. Ricks.
  24.6   -- Power of Attorney for Steven G. Rolls.
   27    -- Financial Data Schedule

- --------
*  To be filed by amendment.

  (b) Financial Statement Schedules.

  All schedules are omitted since the required information is inapplicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (4) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 20, 1996.

                                          DTM Corporation

                                                /s/ John S. Murchison, III
                                          By: _________________________________
                                                  John S. Murchison, III
                                            President, Chief Executive Officer
                                                       and Director
                                               (Principal Executive Officer)

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    /s/ John S. Murchison, III           President, Chief
- -------------------------------------    Executive Officer
       John S. Murchison, III              and Director
                                       (Principal Executive
                                             Officer)

           *D. Lee Tobler               Chairman of the
- -------------------------------------       Board of
            D. Lee Tobler                  Directors

        *Gregory A. Logwinuk            Chief Financial
- -------------------------------------       Officer,
         Gregory A. Logwinuk             Secretary and
                                           Treasurer
                                           (Principal
                                         Financial and
                                           Accounting
                                            Officer)

         *Marshall O. Larsen                Director             May 20, 1996
- -------------------------------------
         Marshall O. Larsen

        *Alexander MacLachlan               Director
- -------------------------------------
        Alexander MacLachlan

          *Thomas G. Ricks                  Director
- -------------------------------------
           Thomas G. Ricks

          *Steven G. Rolls                  Director
- -------------------------------------
           Steven G. Rolls

*By:   /s/  John S. Murchison, III
- -------------------------------------
 John S. Murchison, III Attorney-in-
                 Fact

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                        DESCRIPTION                             PAGE
 -------                       -----------                         ------------
   1.1*  -- Form of Underwriting Agreement.
   3.1   -- Amended and Restated Articles of Incorporation of
            Registrant.
   3.2   -- Amended and Restated Bylaws of Registrant.
   4.1*  -- Form of Stock Certificate of Registrant
   5.1*  -- Opinion of Vinson & Elkins L.L.P.
  10.1   -- DTM Corporation Equity Appreciation Plan.
  10.2   -- Form of Supplemental Phantom Stock Appreciation
            Rights Agreement.
  10.3   -- DTM Corporation Management Incentive Plan.
  10.4   -- DTM Corporation Stock Option Plan.
  10.5   -- Patent License Agreement between DTM Corporation and
            the Board of Regents, The University of Texas,
            effective as of December 3, 1987.
  10.6   -- Supplement to Patent License Agreement between DTM
            Corporation and the Board of Regents, The University
            of Texas, dated March 20, 1992.
  10.7   -- Promissory Note to NationsBank.
  10.8   -- Promissory Note to National City Bank.
  10.9   -- Promissory Note to The B.F.Goodrich Company.
  10.10  -- Promissory Note to The B.F.Goodrich Company.
  10.11  -- Amended and Restated Shareholders' Agreement.
  10.12  -- Lease Agreement for Facilities in Austin, Texas.
  11.1   -- Statement of Computation of Earnings Per Share.
  21.1   -- Subsidiaries of the Registrant.
  23.1*  -- Consent of Vinson & Elkins L.L.P. (included in the opinion to be filed as Exhibit 5.1).
  23.2   -- Consent of Ernst & Young LLP.
  24.1   -- Power of Attorney for D. Lee Tobler.
  24.2   -- Power of Attorney for Gregory A. Logwinuk.
  24.3   -- Power of Attorney for Marshall O. Larsen.
  24.4   -- Power of Attorney for Alexander MacLachlan.
  24.5   -- Power of Attorney for Thomas G. Ricks.
  24.6   -- Power of Attorney for Steven G. Rolls.
  27     -- Financial Data Schedule.

- --------
*  To be filed by amendment.